SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
31 October 2007
Commission File Number 001-09159
NORSK HYDRO ASA
(Translation of registrant’s name into English)
Drammensveien 264, Vækerø
N-0240 OSLO
Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the regitrant in connection with Rule 12g3-2(b): 82-          )

Financial review

Results of operations — “new” Hydro	3
Summary of results — “new” Hydro	4
Consolidated results — Hydro	7
Aluminium Metal	9
Aluminium Products	12
Rolled Products	13
Extrusion	13
Automotive	14
Corporate activities and eliminations	18
Finance	18
Tax	19

Interim financial statements

Condensed consolidated statements of income	20
Condensed consolidated balance sheets	21
Condensed consolidated statements of cash flows	22
Condensed consolidated statements of changes in equity	23
Notes to the condensed consolidated financial statements	25
Note 1: Accounting policies	25
Note 2: Operating segment information	25
Note 3: Net periodic pension cost	29
Note 4: Contingencies	29
Note 5: Discontinued operations	30
Note 6: “New” Hydro financial information	31

Other information

Additional information “new” Hydro	35
Additional information Aluminium Products	38
Use of non-GAAP financial measures	38

Financial review      3

Operating revenues	Earnings before financial items and tax	Earnings per share from continuing operations[1]

Results of operations — “new” Hydro
The merger of Hydro’s petroleum activities into the combined oil and gas company StatoilHydro was finalized on 1 October 2007. This important milestone marks the completion of a fundamental transformation process securing a solid foundation for three highly competitive, world-class enterprises within the aluminium, energy and agricultural sectors, benefiting the businesses, the shareholders and other stakeholders.
As a leading, global aluminium company, based on a solid, captive energy production and strong financial situation, Hydro is now well positioned to pursue new growth opportunities.
The following discussion is a summary of results of operations for “new” Hydro only, which includes the Aluminium Metal, Aluminium Products and Energy operations for the third quarter 2007 and comparative prior periods, but excludes the oil and gas activities demerged on 1 October. See note 6 to this report for a comprehensive discussion of the “new” Hydro information.
Following this summary, we present Hydro’s actual, consolidated results of operations for the third quarter 2007 and comparative prior periods, which include a full segment discussion of the results for Aluminium Metal, Aluminium Products, Energy and for the oil and gas activities that demerged from Hydro and merged with Statoil on 1 October 2007.

Condensed combined information “new” Hydro

	Third	Second	Third	01.01	01.01
	quarter	quarter	quarter	-30.09	-30.09	Year
NOK million, except per share data	2007	2007	2006	2007	2006	2006

Revenue	22,064	25,314	24,044	73,283	75,579	99,172

Earnings before financial items and tax (EBIT):
Aluminium Metal	2,172	2,465	2,365	7,170	6,404	7,302

Aluminium Products	(247)	355	(435)	1,423	377	(104)

Energy	242	396	324	926	1,042	1,457

Corporate and other	(128)	(57)	(107)	(496)	319	(1,109)

Earnings before financial items and tax (EBIT)	2,039	3,159	2,147	9,024	8,141	7,547

Financial income (expense), net	1,282	575	(136)	2,414	(28)	80

Income from continuing operations before tax	3,320	3,734	2,010	11,438	8,113	7,628

Income tax expense	(699)	(1,153)	(656)	(3,042)	(2,596)	(1,871)

Income from continuing operations	2,621	2,581	1,354	8,396	5,517	5,757

Earnings per share from continuing operations 1)2)	2.10	2.00	0.90	6.60	4.20	4.40

Weighted average number of outstanding shares (million)	1,223	1,227	1,236	1,225	1,245	1,241

Financial data:

Investments — NOK million	1,305	854	1,002	3,033	2,672	4,526

Adjusted net interest bearing debt (net cash) 3)	1,994	1,464	—	1,994	—	(5,844)

1)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

2)	Calulated using income from continuing operations less net income attributable to minority interests.

3)	Net interest-bearing debt adjusted for pension obligation (after tax) and present value of future obligations on operating leases.

See “Adjusted net interest-bearing debt to equity” under Use of non-Gaap financial measures later in this report.

Summary of results — “new” Hydro
“New” Hydro posted income from continuing operations of NOK 2,621 million in the third quarter 2007, up from NOK 2,581 million in the previous quarter and NOK 1,354 million in the same quarter of 2006. Operating profits declined in the third quarter by NOK 1,120 million due to lower aluminium prices measured in Norwegian kroner and seasonally lower sales volumes for downstream operations. The decline in operating results was offset by a currency gain of NOK 1,199 million, mainly related to currency hedging contracts.
Earnings before financial items and tax (EBIT) for “new” Hydro amounted to NOK 2,039 million in the third quarter, compared with NOK 3,159 million in the second quarter this year and NOK 2,147 million in the third quarter last year.
Results for Aluminium Metal, Hydro’s upstream aluminium business, declined compared with a strong result in the previous quarter, mainly due to lower realized prices measured in Norwegian kroner.
Aluminium Products, the company’s downstream operations, delivered satisfactory results from its Rolled Products, Extrusion Europe and Building Systems businesses, taking into consideration a seasonal decline in volumes and unrealized effects on operational hedges. Hydro’s Automotive and US Extrusion operations remained in a relatively weak state. Downstream market conditions in Europe remained stable while the North American market continued to decline.
Hydro’s Energy business delivered lower results than the previous strong quarter, mainly because of lower spot power prices. The company’s solar power activities yields promising opportunities. Ascent Solar, in which Hydro holds a 23 percent interest, has started construction of a pilot plant for the production of flexible thin-film solar cells.
“The third quarter marks the start of Hydro as a leading aluminium company, with a unique energy portfolio as a key competitive advantage,” said Hydro President and CEO Eivind Reiten. “We have been through a period of major change and are now set to grow, with continued focus on operational excellence across our business. We will build on our Norway-based expertise and traditions, with the world as our market. I have great ambitions for Hydro,” Reiten says.

Operating statistics

	Third	Second	% change	Third	% change	01.01	01.01
	quarter	quarter	prior	quarter	prior year	-30.09	-30.09	Year
	2007	2007	quarter	2006	quarter	2007	2006	2006

Primary aluminium production (kmt) 1)	435	435	—	449	(3)%	1,304	1,349	1,799

Realized aluminium price LME (USD/mt)	2,597	2,606	—	2,462	5%	2,597	2,325	2,352

Rolled products sales volumes to external market (kmt)	253	262	(3)%	249	2%	780	753	1,000

Extrusion sales volumes to external market (kmt)	123	135	(9)%	129	(5)%	392	403	526

Automotive sales volumes to external market (kmt) 2)	29	30	(5)%	40	(28)%	101	132	190

1)	Including Hydro’s share of Soral volumes (equity accounted investment).

2)	Automotive sale is excluding magnesium. Castings volume included for two months in 2007.
Aluminium Metal
EBIT for Aluminium Metal amounted to NOK 2,172 million in the third quarter of 2007, declining 12 percent from the strong results in the second quarter of 2007 and 8 percent lower than the third quarter of 2006, mainly due to lower realized prices. Realized aluminium prices in US dollars were relatively unchanged compared with the second quarter of 2007 but declined by 4 percent measured in Norwegian kroner, reducing operating results by about NOK 285 million.
Realized aluminium prices in Norwegian kroner declined 1 percent, compared with the third quarter of 2006, reducing operating results by about NOK 80 million.
Hydro’s primary aluminium production, including its share of production from part-owned companies, was unchanged compared with the second quarter 2007, amounting to 435,000 mt for the quarter. Production was down 3 percent compared with the third quarter of 2006, mainly due to the closure of the Stade smelter in Germany and the Søoderberg line in Årdal, Norway.
Aluminium Metal’s share of profits in equity-accounted investments amounted to NOK 275 million in the third quarter, compared with NOK 323 million in the second quarter of 2007 and NOK 385 million in the third quarter of 2006.
Operation of the 50/50 joint venture, Qatalum, between Hydro and Qatar Petroleum is expected to begin production late in 2009 and will add substantial cost-efficient production capacity. Total investment costs previously estimated at USD 4.8 billion (for the entire joint venture) are expected to increase by about USD 800 million. A significant number of major contracts for the project have now been placed, and the partners, together with these contractors, are in process of finalizing sub-contracts with suppliers. It has become evident that the high activity level in the construction market will result in cost increases for some of these sub-contractors compared to previous estimates.
In September 2007 Hydro exercised an option under a long-term alumina agreement with Rio Tinto Alcan (formerly Comalco) increasing the volume supplied by Rio Tinto Alcan from 500,000 mt per year to 900,000 mt per year beginning 2011 and for the duration of the contract through 2030.

Financial review      5
Aluminium Products
Aluminium Products incurred a loss before interest and taxes of NOK 247 million in the third quarter of 2007 compared with EBIT of NOK 355 million in the second quarter of 2007 and an operating loss of NOK 435 million in the third quarter of 2006. The results in the third quarter were heavily impacted by substantial negative unrealized effects on operational hedges amounting to NOK 440 million in the quarter compared with negative effects of NOK 31 million in the second quarter of 2007. Underlying operating results 1) amounting to a positive NOK 288 million for the quarter were 41 percent lower than the second quarter of 2007 mainly due to seasonal declines in volumes. Underlying results improved 7 percent compared to the third quarter of 2006.
Demand conditions for rolled products remained healthy, but results for the quarter were impacted by seasonally lower sales volumes and lower Euro margins compared to the second quarter of 2007. Continued good margins for Hydro’s European extrusion and building systems operations contributed to results for the quarter, offset by seasonally lower volumes compared to the second quarter. The U.S. extrusion market declined from an already depressed level following the sharp decline experienced during the first half of 2007. Hydro’s US extrusion volumes declined 12 percent in the third quarter compared to the second quarter mainly driven by the lost volumes from the closure of the Ellenville plant. Operating results for US operations improved slightly compared with the second quarter as a result of cost-reduction initiatives, but remain unsatisfactory.
Hydro is approaching the end of an extensive restructuring and divestment process relating to its downstream business including total workforce reductions of around 3,500 people since the beginning of the year.
Energy
EBIT for Hydro’s Energy operations amounted to NOK 242 million in the third quarter of 2007, down NOK 154 million from the second quarter and NOK 82 million lower than the third quarter of 2006. Hydro’s power production in the third quarter was 3.3 TWh, 20 percent higher than the previous quarter and 71 percent higher than the third quarter of 2006. The increased production was, however, more than offset by significantly lower average spot power prices. Nordic spot prices declined by 14 percent compared with the second quarter of 2007 and 68 percent compared with the third quarter of 2006.
Business development within solar energy is progressing. Hydro holds a 23 percent ownership interest in US-based Ascent Solar Technologies Inc., which has an advanced position in thin film technology. Hydro holds a 16 percent interest in Norsun AS, presently constructing an ingot pulling and wafering plant in Årdal, Norway, as well as a 49 percent interest in HyCore ANS, a partnership with Umicore SA of Belgium, for development of new cost-efficient solar-grade polysilicon manufacturing processes.
Financial items
Net financial income in the third quarter of 2007 amounted to NOK 1,282 million, including a net foreign currency gain of NOK 1,199 million and a net interest income of NOK 64 million. The currency gain was mainly due to the weakening of the US dollar against the Norwegian kroner over the quarter resulting in gains on the US dollar foreign currency contracts. The positive net interest income was a result of a strong cash position in excess of debt.
Net financial income in the second quarter 2007 amounted to NOK 575 million, including a currency gain due to weakening of the US dollar and a positive net interest income.
Third quarter 2006 financial income amounted to a loss of NOK 136 million, mainly due to currency losses resulting from appreciation of the US dollar during the period.
Cash exceeded interest bearing debt by NOK 7.6 billion at the end of the third quarter of 2007. Cash reserves of NOK 33.9 billion at the end of the quarter were reduced to NOK 7.8 billion after payment of the demerger debt of NOK 26.2 billion on 1 October to StatoilHydro.
Tax
Income tax expense for “new” Hydro amounted to NOK 3,042 million for the first nine months of 2007, approximately 27 percent of Income from continuing operations before tax. Income tax expense in the third quarter were positively impacted by reduction of statutory tax rates in Germany, reducing recognized deferred taxes by around NOK 250 million.
1)	See the section of this report “Use of non-GAAP financial measures” later in this report for items excluded from underlying operating results and a reconciliation of this measure to EBIT.

Outlook
With the exception of China, key economic indicators signal slower growth in all major regions. European industrial growth is expected to slow somewhat toward the end of the year. Economic outlook for North America remains weak. China continues its rapid development with industrial production currently increasing at a rate of about 16 to 18 percent on a year-on-year basis.
A combination of high LME prices and prevailing short-term alumina prices has led to increased smelter capacity utilization in China. Including the start-up of new production capacity, Chinese production is expected to increase by about 30 to 35 percent from 2006 to 2007. China’s apparent consumption of primary aluminium is forecast to increase more than 35 percent in the same period. Primary aluminium production is expected to grow about 4 to 5 percent in the rest of the world in 2007 compared with 2006, while corresponding consumption is expected to grow by about 1 percent.
A moderate increase in reported primary aluminium inventories is expected in 2007.
Market conditions for extrusion ingot in Europe are expected to remain strong but to soften somewhat. Underlying conditions for sheet ingot and foundry alloys end-use sectors in Europe are expected to remain broadly healthy, however, some softening is expected. The market for casthouse products in the United States is expected to remain relatively weak.
In addition to the global aluminium market balance, the behavior of financial investors will continue to be an important factor affecting the development of primary aluminium prices.
The European market for rolled products remains healthy, but there are signals of a softening in the market. Consumption is expected to ease in the fourth quarter of 2007 due to seasonal effects. Consumption for 2007 as a whole is expected to decline slightly compared with 2006.
The overall outlook for the European extrusion market is mixed. Demand from the transportation sector remains strong, while a further slowdown in the European construction markets is expected. The German market remains solid, while the French and Italian markets are softening.
The outlook for the US extrusion market remains poor and an overall market decline for 2007 of 15 to 20 percent is expected compared with 2006. Continuing deterioration in the housing market and the recent turmoil in the financial and credit markets have increased uncertainty and the risk for further deteriorating economic developments. Margins are expected to be under increasing pressure the longer the current downturn continues.
The outlook for Hydro’s automotive business will be affected by weak US demand.
Operating results for Hydro’s Energy business are expected to be volatile in the coming quarters. Both production capacity and spot prices on the Nordic electricity market are heavily influenced by hydrological conditions. In addition, capacity constraints in the transmission grid expose hydropower producers to regional prices that sometimes differ from the Nordic spot price.
Average water reservoir levels in Norway were reported at 94 percent of full capacity at the end of the third quarter, 5 percent higher than the normal level at this time of the year. Driven by expectations of increased CO2 emission costs from January 1, 2008, the currently high forward price for 2008 compared with the remainder of 2007 may give hydropower producers incentives to defer production from the fourth quarter into 2008.
Hydro’s operating results are heavily influenced by changes in the value of the US dollar against the Norwegian kroner. A declining US dollar will have the effect of reducing EBIT while an appreciating US dollar will have the opposite effect. As a result, Hydro has entered into foreign exchange forward contracts in order to mitigate these effects. A decline of the US dollar amounting to NOK 1 will have the effect of reducing income before financial items and tax on an annual basis in the magnitude of NOK 3,200 million and increasing financial income (expense) net in the magnitude of NOK 2,800 million. These amounts are based on a LME price of USD 2,748 per mt and a US dollar currency rate of NOK 6.16.

Financial review      7
Consolidated results of operations — Hydro
The remainder of the report presents Hydro’ s actual consolidated results of operations for the third quarter 2007 and comparative prior periods, which include a full segment discussion of the results for Aluminium and Energy and for the oil and gas activities that demerged and merged with Statoil on 1 October and after the end of the third quarter.
Net income for Hydro rose to NOK 6,421 million in the third quarter 2007 from NOK 6,060 million in the previous quarter and NOK 3,858 million in the same quarter of 2006. Earnings before financial items and tax (EBIT) amounted to NOK 12,584 million in the third quarter, compared with NOK 14,198 million in the second quarter of 2007 and NOK 13,928 million in the third quarter last year.
In addition to the results described above for “new” Hydro, Oil & Energy (including results from Energy described above) contributed NOK 11,041 million to EBIT for the quarter compared with NOK 11,455 million in the second quarter of 2007 and NOK 12,186 million in the third quarter of 2006. Higher oil and gas prices had a positive impact on results for the quarter, compared with the second quarter of 2007, partly offset by seasonally lower oil and gas production. EBIT for the third quarter 2007 included an impairment charge relating to oil and gas producing properties on the Shelf in the Gulf of Mexico amounting to NOK 460 million.
Hydro has become aware of payments in connection with our petroleum operations in Libya that might be in conflict with our ethical guidelines. Hydro has engaged attorneys in Norway and the US to make an investigation of its Libyan portfolio. The mandate for the investigation, which is being conducted in parallel with an investigation by StatoilHydro and in close cooperation with Norwegian and US authorities, covers petroleum activities in Libya and consultancy agreements related to Hydro’s international oil and gas activities.

Consolidated financial information Hydro

	Third	Second	Third	01.01	01.01
	quarter	quarter	quarter	- 30.09	- 30.09	Year
NOK million, except per share data	2007	2007	2006	2007	2006	2006

Revenue	44,420	46,529	48,565	137,814	148,053	194,436

Earnings before financial items and tax (EBIT):
Oil & Energy	11,041	11,455	12,186	33,663	39,522	48,632

Aluminium Metal	2,172	2,465	2,365	7,170	6,404	7,302

Aluminium Products	(247)	355	(435)	1,423	377	(104)

Other activities	164	32	30	224	110	274

Corporate and eliminations	(547)	(109)	(217)	(1,054)	(81)	(1,838)

Earnings before financial items and tax (EBIT)	12,584	14,198	13,928	41,426	46,332	54,266

Financial income (expense), net	2,264	820	(834)	3,825	602	1,356

Income from continuing operations before tax	14,847	15,018	13,094	45,251	46,934	55,622

Income tax expense	(8,722)	(9,115)	(9,422)	(27,767)	(32,784)	(38,258)

Income from continuing operations	6,125	5,903	3,672	17,485	14,150	17,364

Income from discontinued operations	296	157	186	590	423	569

Net income	6,421	6,060	3,858	18,075	14,573	17,933

Net income attributable to minority interests	106	108	238	317	265	273

Net income attributable to equity holders of the parent	6,315	5,952	3,619	17,758	14,308	17,660

Earnings per share attributable to equity holders of the parent 1)	5.20	4.90	2.90	14.50	11.50	14.20

Weighted average number of outstanding shares (million)	1,223	1,227	1,236	1,225	1,245	1,241

Financial data:

Investments — NOK million	5,487	4,195	8,083	13,498	17,569	26,869

Adjusted net interest-bearing debt 2)	0.04	0.15	0.11	0.04	0.11	0.22

Debt / equity ratio	0.20	0.22	0.25	0.20	0.25	0.24

1)	Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

2)	Adjusted net interest-bearing debt divided by equity including minority interest, adjusted for pension obligation (after tax) and present value of future obligations on operating leases. See “Adjusted net interest-bearing debt to equity” under Use of non-Gaap financial measures later in this report.

All comparative figures are for the corresponding period in 2006 unless otherwise stated.

Quarterly results

	Third	Second	First	Fourth	Third	Second	First
	quarter	quarter	quarter	quarter	quarter	quarter	quarter
NOK million, (except per share data)	2007	2007	2007	2006	2006	2006	2006

Revenue	44,420	46,529	46,865	46,382	48,565	48,026	51,462

Earnings before financial items and tax (EBIT)	12,584	14,198	14,644	7,934	13,928	15,620	16,784

Income from continuing operations before tax	14,847	15,018	15,386	8,688	13,094	16,405	17,435

Basic and diluted earnings per share from continuing operations 1)	4.90	4.70	4.40	2.60	2.80	4.50	3.80

1)	Calculated using Income from continuing operations less Net income attributable to minority interests. There are no minority interests in Income from discontinued operations.
Net financial income for the third quarter of 2007 amounted to NOK 2,264 million, including a net foreign currency gain of NOK 1,984 million. The currency gain was mainly due to the weakening of the US dollar and Euro against the Norwegian kroner over the quarter resulting in gains on Hydro’s US dollar and Euro denominated debt and foreign currency contracts. Net currency gains amounted to NOK 713 million in the second quarter of 2007 mainly due to a weakening US dollar, and a loss of NOK 988 million in the third quarter of 2006 mainly due to an appreciation of the US dollar. Interest income increased in the third quarter compared to both the second quarter of 2007 and the third quarter of 2006 due to higher cash balances and higher interest rates. Interest expense decreased in third quarter 2007 due to a depreciated US dollar both compared with second quarter and compared with third quarter 2006. Other financial items in the third quarter of 2007 included non-cash charges related to discounting the future value of asset retirement obligations amounting to NOK 137 million compared with NOK 144 million in the second quarter of 2007.
Income tax expense amounted to NOK 27,767 million for the first nine months of 2007, which was approximately 61 percent of income from continuing operations before tax. The corresponding amount for the year 2006 represented approximately 69 percent of income from continuing operations before tax. The lower tax rate for the first nine months of 2007 was mainly due to a relatively higher share of earnings from our aluminium operations compared with 2006 as a whole, and currency gains taxed at a lower rate.
Investments amounted to NOK 5.5 billion for the third quarter. Of the total amount invested, 78 percent related to oil and gas operations.
In May, 2007 Hydro announced the sale of its Polymers activities to the UK-based chemical company INEOS for approximately NOK 5.5 billion. Following the divestment decision, the business was reclassified as Assets held for sale, and is reported as Discontinued operations for the current and all prior periods. Income from discontinued operations amounted to NOK 296 million for the third quarter of 2007, up from NOK 157 million in the second quarter of 2007 and NOK 186 million in the third quarter of 2006. The increase mainly resulted from lower depreciation since assets held for sale are not depreciated. The EU competition authorities have informed Hydro of an extension of time for their regulatory approval process and now have until 25 January 2008 to complete their investigations. The agreement represents a good long-term industrial solution for the Polymers business and is in line with Hydro’s strategy to divest non-core activities.
Return on average Capital Employed (RoaCE2)) was 16.1 percent for the first nine months of 2007 based on actual earnings and capital employed for the period.
2)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed.” See also discussion pertaining to non-GAAP financial measures included later in this report.

Financial review      9
Aluminium Metal

Earnings before financial items and tax (EBIT)

	Third	Second	% change	Third	% change	01.01	01.01
	quarter	quarter	prior	quarter	prior year	-30.09	-30.09	Year
NOK million	2007	2007	quarter	2006	quarter	2007	2006	2006

Earnings before finacial items and tax	2,172	2,465	(12)%	2,365	(8)%	7,170	6,404	7,302

Realized and unrealized gains and losses and other items impacting EBIT

	Third	Second	Third	01.01	01.01
	quarter	quarter	quarter	-30.09	-30.09	Year
NOK million	2007	2007	2006	2007	2006	2006

LME futures contracts	(313)	(319)	(325)	(948)	(651)	(929)

US dollar forward contracts	164	147	47	444	388	433

Net realized effects (strategic hedges) 1)	(149)	(172)	(278)	(504)	(263)	(496)

LME financial and physical aluminium contracts 2)	311	193	208	776	847	506

Embedded LME and financial power contracts	(80)	175	163	(32)	(3)	(183)

Net unrealized effects	231	368	371	744	844	323

Alunorte unrealized LME effects	108	(40)	21	81	(6)	(143)

Alunorte currency gains (losses) — long term loans	42	77	7	160	79	94

Søral unrealized gains (losses) on power contracts	1	25	52	(21)	131	(24)

Net unrealized effects on equity accounted investments	151	62	80	220	204	(73)

Rationalization 3)	(20)	(66)	(14)	(103)	(524)	(572)

Impairments 4)	—	(144)	—	(144)	—	(67)

Total	(20)	(210)	(14)	(247)	(524)	(639)

1)	Strategic hedge programs (hedge accounting applied) will continue to impact reported results during 2007. Through these hedge programs, Hydro has sold forward 285,000 mt LME grade aluminium for the rest of the period 2007 through 2010 using LME aluminium futures and aluminium swaps, where the effects still remain in equity. The average achieved LME grade aluminium forward price for the period is approximately 2,190 USD per mt. Currency effects related to USD 27 million on which currency risk was hedged at a rate of 9.5 NOK to USD, still remain in equity.

2)	Net changes in market value of open aluminum contracts relate mainly to operational hedges. The hedged positions are for the most part not marked to market, and not reflected in the results until realized.

3)	Cost relating to rationalization program initiated in 2005 including closure of German primary metal plant and Søderberg lines at Høyanger and Årdal.

4)	Impairment write-downs relating to remelters in Ellenville, New York and St. Augustine, Florida.

Operating statistics

	Third	Second	% change	Third	% change	01.01	01.01
	quarter	quarter	prior	quarter	prior	- 30.09	- 30.09	Year
	2007	2007	quarter	2006	year	2007	2006	2006

Primary aluminium production (kmt) 1)	435	435	—	449	(3)%	1,304	1,349	1,799

Total metal products sales excluding trading (kmt) 2)	724	767	(6)%	783	(8)%	2,278	2,508	3,283

Realized aluminium price LME (USD/mt)	2,597	2,606	—	2,462	5%	2,597	2,325	2,352

Realized aluminium price LME (NOK/mt)	15,512	16,174	(4)%	15,662	(1)%	16,055	15,230	15,371

Realized NOK/USD exchange rate	5.97	6.21	(4)%	6.36	(6)%	6.18	6.55	6.54

1)	Including Hydro’s share of Søral volumes (equity accounted investment).

2)	Including remelt and third party volumes excluding trading.

Market statistics

	Third	Second	% change	Third	% change	01.01	01.01
	quarter	quarter	prior	quarter	prior	- 30.09	- 30.09	Year
	2007	2007	quarter	2006	year	2007	2006	2006

LME three month average (USD/mt)	2,605	2,799	(7)%	2,527	3%	2,717	2,551	2,594

LME three month average (NOK/mt) 1)	15,021	16,820	(11)%	15,993	(6)%	16,313	16,337	16,616

Global production of primary aluminium (kmt) 1)	9,754	9,314	5%	8,580	14%	28,104	25,032	33,899

Global consumption of primary aluminium (kmt) 1)	9,564	9,382	2%	8,700	10%	27,980	25,620	34,373

Reported primary aluminium inventories (kmt) 1)	2,898	2,600	11%	2,703	7%	2,898	2,703	2,718

1)	Revised figures.
Market developments 3)
During the third quarter of 2007 developments on the LME were characterized by volatile and weakening market conditions, with prices ranging between USD 2,868 and USD 2,376 per mt, the lowest price since March 2006. The unrest in the financial markets is one of the factors contributing to a decline in the average market price in USD of 7 percent for the quarter, compared with the second quarter of 2007. Average prices in NOK declined 11 percent.
Primary aluminium production in China increased about 9 percent during the quarter, compared to the second quarter of 2007. The increase in apparent consumption of primary aluminium was about 6 percent. Compared with third quarter of 2006, Chinese production increased by close to 900,000 mt or 36 percent mainly due to new production capacity and restart of idle capacity. The corresponding increase in apparent consumption was more than 750,000 mt or 33 percent. Chinese net exports of primary aluminium during the third quarter were estimated at 90,000 mt, compared with an average quarterly volume of 175,000 mt during 2006.
Demand conditions for extrusion ingot in Europe remained positive during the quarter with strong transport and engineering markets, but a softening construction market. The weakness in the US extrusion ingot market continued during the third quarter. There has been a seasonal slowdown in demand for sheet ingot in Europe during the summer period. However, underlying demand conditions across a range of flat rolled market segments except construction remained healthy. Market conditions for foundry alloys in Europe remained positive.
The average spot alumina price was relatively stable during the quarter trading in the range of USD 325 per mt to USD 340 per mt compared with roughly USD 350 at the end of the second quarter of 2007.
Earnings before financial items and tax
The discussion on operating performance below should be read in context with the table “Unrealized gains and losses and other items impacting EBIT”.
EBIT for our aluminium metal business amounted to NOK 2,172 million in the third quarter of 2007, declining 12 percent from the strong results in the second quarter of 2007 and 8 percent lower than the third quarter of 2006, mainly due to lower realized prices. Realized aluminium prices measured in US dollars were relatively unchanged, compared with the second quarter of 2007, but declined by 4 percent measured in Norwegian kroner reducing operating results by about NOK 285 million. Realized aluminium prices measured in Norwegian kroner decreased 1 percent, compared with the third quarter of 2006, reducing operating results by about NOK 80 million.
EBIT amounted to NOK 7,170 million for the first nine months of 2007, up 12 percent compared with the first nine months of 2006. The improvement resulted mainly from the effect of higher aluminium prices.
Primary aluminium production, including our share of production from part owned companies, amounted to 435,000 mt in the third quarter of 2007, unchanged compared with the second quarter of 2007. An additional production day during the quarter and improved performance in the operations of our smelters offset a decrease in the production resulting from the closure of the Årdal Søderberg line at the end of June 2007. Primary aluminium production declined 3 percent compared to the third quarter of 2006 mainly due to the closure of the Stade smelter in Germany and the Søderberg line in Årdal.
Sales of casthouse products decreased in the third quarter of 2007, compared with the second quarter of 2007 mainly due to production stops by Southern European extruders during the summer holiday season. Our North American remelt operations continued to deliver a weak financial performance mainly due to difficult market conditions with volumes at severely depressed levels.
Our share of profit in equity accounted investments amounted to NOK 275 million in the third quarter of 2007, compared with NOK 323 million in the second quarter of 2007 and NOK 385 million in the third quarter of 2006. After-tax profits from Alunorte, the Brazilian alumina refinery, amounted to NOK 219 million for the quarter, compared with NOK 228 million in the second quarter of 2007 and NOK 258 million in the third quarter of 2006. After-tax profits from Søral metal plant amounted to NOK 61 million for the quarter, compared with NOK 96 million in the second quarter of 2007 and NOK 127 million in the third quarter of 2006.
Excluding unrealized LME effects and currency effects, profits in Alunorte declined significantly in the quarter, compared with the second quarter of 2007. Prices fell mainly due to the decline in LME prices, while costs increased for raw material (bauxite) and energy. The third quarter was also impacted by a reversal of tax credits amounting to NOK 36 million.
3)	Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.

Financial review      11
Plant closures
Results for the third quarter of 2007 included a charge of NOK 20 million primarily relating to the demolition of the Årdal Søderberg line in Norway. As of the end of the third quarter, costs of NOK 866 million related to the closures of the Søderberg lines in Norway and the German metal plants in Hamburg and Stade have been charged to results since 2005. We expect to incur the remainder of the total estimated costs of NOK 900 million in the fourth quarter 2007.
Operations at the Ellenville remelter in New York ceased at the end of September 2007. Activities to sell the plant or dispose of the assets are in progress.
Key development activities
The development of the Qatalum primary aluminium plant in Qatar is progressing with operations of the 50/50 joint venture between Hydro and Qatar Petroleum expected to begin late in 2009. Total investment costs previously estimated at USD 4.8 billion (for the entire joint venture) are expected to increase by about USD 800 million. A significant number of major contracts for the project have now been placed, and the partners, together with these contractors, are in process of finalizing sub-contracts with suppliers. It has become evident that the high activity level in the local construction market will result in cost increases for some of these sub-contractors compared to previous estimates.
In September 2007 Hydro exercised an option under a long-term alumina agreement with Rio Tinto Alcan (formerly Comalco) increasing the volume supplied by Rio Tinto Alcan from 500,000 mt per year to 900,000 mt per year beginning 2011 and for the duration of the contract through 2030.
In July 2007, Hydro signed a Memorandum of Understanding with the Brazilian mining group CVRD with the intention of building a new alumina refinery close to the existing Alunorte refinery in Brazil. The new refinery is planned to be developed in four phases, each with an annual production capacity of 1.85 million mt of alumina. Hydro will have a 20 percent interest in the refinery.
Factors affecting developments in the coming quarters
With the exception of China, key economic indicators continue to signal a somewhat slower growth in all major regions. European industrial growth is expected to slow somewhat towards the end of the year. The economic outlook for North America remains weak. China continues its rapid development with industrial production currently increasing at a rate of about 16 percent to 18 percent on a year to year basis. In addition, other countries in Asia continue to demonstrate quite strong growth in industrial production.
A combination of high LME prices and prevailing short-term alumina prices has lead to increased smelter capacity utilization in China. Combined with the start-up of new production capacity, increase in Chinese production is expected to be about 30 to 35 percent from 2006 to 2007. Production growth in the rest of the world is estimated to be about 4 to 5 percent, in the same period.
China’s apparent consumption of primary aluminium is forecast to increase more than 35 percent in 2007 compared with 2006 supported by its current fiscal system favoring exports of rolled products and fabricated products over primary aluminium. In August 2007, an export tax on extruded products was introduced which is similar to the tax on the export of primary metal. This is expected to gradually reduce the net exports of semi fabricated products from China. Adjusted for net exports of semi-fabricated and fabricated products, domestic primary aluminium consumption in China is estimated to increase by about 25 to 30 percent in 2007. Aluminium consumption in the rest of the world, excluding China, is expected to grow by about 1 percent in 2007 compared with 2006. Consumption growth in Europe is expected to be about 4 percent, while the US consumption is expected to decline by about 6 percent.
Global production growth in 2007 is estimated to reach around 12 percent while global consumption growth is expected to show slightly lower growth rates. A moderate increase in reported primary aluminium inventories is expected in 2007, and reported stocks at the end of September have increased by 180,000 mt. In addition to the global market balance, the behavior of financial investors will continue to be an important factor affecting the development of primary aluminium prices on the LME.
Market conditions for extrusion ingot in Europe are expected to remain strong, but some softening is expected. However, the weakening of the construction market segment is expected to persist. Underlying conditions for sheet ingot and foundry alloys end-use sectors in Europe are expected to remain broadly healthy, however some softening is expected. The market for casthouse products in the US is expected to remain relatively weak.
By the end of the third quarter of 2007, we had sold approximately 83 percent of our estimated primary aluminium production for the fourth quarter of 2007 for approximately USD 2 447 per mt. including the effect of strategic hedges entered into for the period. A significant portion of Hydro’s strategic hedge program will expire at the end of 2007. For 2008 volumes hedged amount to 187,000 mt at an average price of USD 2,230 per mt. For 2009 and 2010 hedged volumes are significantly lower amounting to 15,000 mt and 10,000 mt respectively. The corresponding prices for 2009 and 2010 amount to USD 2,400 mt and USD 2,300 mt respectively.

Aluminium Products

Earnings before financial items and tax (EBIT)

	Third	Second	% change	Third	% change	01.01	01.01
	quarter	quarter	prior	quarter	prior	- 30.09	- 30.09	Year
NOK million	2007	2007	quarter	2006	year	2007	2006	2006

Rolled Products	81	234	(65)%	71	14%	658	772	616

Extrusion	201	164	23%	147	37%	610	147	259

Automotive	(89)	(15)	(513)%	(367)	76%	644	(397)	(884)

Other and eliminations	(440)	(28)	(1,458)%	(286)	(54)%	(488)	(144)	(94)

Total	(247)	355	(170)%	(435)	43%	1,423	377	(104)

Metal effects, unrealized gains and losses and other items impacting EBIT

			Third	Second	Third	01.01	01.01
			quarter	quarter	quarter	- 30.09	- 30.09	Year
NOK million			2007	2007	2006	2007	2006	2006

Rolled Products
Metal effect 1)			(55)	(28)	(73)	66	425	265

Impairments 2)			—	—	—	—	—	(150)

UK pension charges 3)			—	—	—	—	(15)	(15)

Total			(55)	(28)	(73)	66	410	100

Extrusion
Rationalisation 4)			—	(63)	(50)	(63)	(50)	(83)

Impairments 5)			—	—	—	—	(118)	(136)

UK Pension charges 3)			—	—	—	—	(340)	(340)

Total			—	(63)	(50)	(63)	(508)	(559)

Automotive
Rationalisation 6)			—	—	(8)	—	(100)	(435)

Impairments 7)			—	—	(286)	—	(286)	(372)

Divestments 8)			(40)	(15)	—	636	—	—

UK Pension charges 3)			—	—	—	—	(25)	(25)

Total			(40)	(15)	(294)	636	(411)	(832)

Other and elimination (unrealized effects operational LME hedges 9)			(440)	(31)	(286)	(494)	(149)	(101)

1)	Rolled Products’ sales prices are based on a margin over the metal price. The production and logistic process of Rolled Products lasts two to three months. As a result, margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Decreasing aluminium prices in Euro results in a negative metal effect, while increasing prices have a positive effect on margins.

2)	Impairment loss in Malaysia.

3)	Funding of a deficit in UK defined benefit pension plan.

4)	Plant closure and rationalization costs related to operations in the US, France and UK.

5)	Impairment write-down of the Ellenville operations in the US.

6)	Costs related to closure of the magnesium operations in Porsgrunn, Norway and closure of the Magnesium plant in Becancour, Canada.

7)	Write-down of the value of the 49 percent ownership interest in Meridian Technologies Inc of NOK 239 million and impairment losses in Seneffe and Becancour.

8)	Gain from the divestment of the automotive casting business, sale of shares in Meridian Technologies Inc and loss on the divestment of the Worcester automotive structures plant in UK, including later adjustments.

9)	Unrealized gains and losses result from marked-to-market valuation of open LME derivative contracts related to operational hedges, which are reported as part of eliminations for various units in Aluminium Products utilizing derivatives to mitigate their LME price exposure. Gains and losses on the LME contracts are included in the various units’ results when realized. Offsetting changes to the value of the hedged contracts, which are not marked to their marked value, are not reflected in the results until realized.
Operating statistics

	Third	Second	% change	Third	% change	01.01	01.01
Sales volumes to	quarter	quarter	prior	quarter	prior	- 30.09	- 30.09	Year
external market (1,000 mt)	2007	2007	quarter	2006	year	2007	2006	2006

Rolled products	253	262	(3)%	249	2%	780	753	1,000

Extrusion	123	135	(9)%	129	(5)%	392	403	526

Automotive 1)	29	30	(5)%	40	(28)%	101	132	190

1)	Automotive sale is excluding magnesium. Castings volume included for two months in 2007.

13 Financial review

Market statistics 1)

	Third	Second	% change	Third	% change	01.01	01.01
	quarter	quarter	prior	quarter	prior	- 30.09	- 30.09	Year
Total market consumption (1,000 mt)	2007	2007	quarter	2006	year	2007	2006	2006

Rolled products — Europe 2)	981	1,025	(4)%	963	2%	2,996	2,952	3,915

Rolled products — US	1,225	1,202	2%	1,303	(6)%	3,624	3,888	5,084

Extruded products — Europe	665	734	(9)%	668	—	2,122	2,082	2,755

Extruded products — US	377	383	(2)%	434	(13)%	1,141	1,340	1,702

1)	Source CRU Monitor October - Extruded aluminium products and Flat rolled aluminium products.

2)	Apparent consumptions.
Market developments 4)
The European market for rolled products has improved continuously over the last quarters with a peak in the second quarter 2007. Underlying demand in the end user market remains healthy with the exception of the construction sector. Estimates indicate an increase in flat rolled products consumption of about 2 percent compared with the third quarter in 2006 and a decrease of approximately 4 percent compared with the second quarter of 2007 due to seasonal variations.
In the US consumption of rolled products increased slightly compared to the second quarter of 2007, but was down about 6 percent from the third quarter of 2006.
The overall growth in the European consumption of extruded aluminium products has started to soften due to a slowdown in the construction market, while the transport and engineering markets remain firm. European consumption decreased by approximately 9 percent, compared with the second quarter 2007, partly due to seasonal variations. Consumption was in line with third quarter of 2006.
The US extrusion market was down by 2 percent compared to second quarter 2007, and 13 percent for the first nine months compared to the first nine months in 2006. The decline was most prominent in the building and construction and transportation segments.
The automotive market in Europe has softened during the first nine months of 2007, in particular in Germany. In North America, car sales were down compared to last year, while Asian and European car manufacturers continued to gain market shares from the big three US producers.
Earnings before financial items and tax
The discussion on operating performance below should be read in context with the table “Metal effects, unrealized gains and losses and other items impacting EBIT”. The term “underlying” represents operating results excluding these items.
Rolled Products
EBIT for our rolled products business amounted to NOK 81 million in the third quarter, compared with NOK 234 million in the second quarter of 2007. Underlying operating results of NOK 136 million for the quarter declined 48 percent and were down 6 percent compared with the third quarter of 2006. Lower shipments mainly due to seasonal variations and lower Euro margins resulting from higher direct material costs were the main reasons for the decline in underlying operating results.
Overall shipments in the third quarter declined by about 3 percent compared to the strong second quarter of 2007, but were up about 2 percent from the third quarter in 2006. Shipments in the European market were down about 5 percent from the second quarter of 2007 but increased 5 percent compared with the third quarter of 2006. Due to the appreciation of the Euro against the US dollar we have shifted shipments to the European market. As a result, volumes shipped outside Europe were down 12 percent from the third quarter of 2006. Overseas volumes represented roughly 20 percent of total sales volume for the third quarter of 2007.
EBIT amounted to NOK 658 million for the first nine months of 2007, down by NOK 114 million compared to the first nine months of 2006. However, underlying operating results of NOK 592 million improved significantly and were up by 64 percent, with higher volumes and increased margins more than offsetting the effects of increased energy costs and labour tariffs. Overall shipments increased about 4 percent in the first nine months compared with the first nine months of 2006.
Extrusion
EBIT for our extrusion operations amounted to NOK 201 million in the third quarter 2007, compared with NOK 164 million in the second quarter of 2007. Continued good margins for our European extrusion and building systems operations contributed to the results for the quarter, however underlying operating results declined by 11 percent due to seasonally lower volumes.
Compared with the second quarter 2007 volumes declined 12 percent for our US operations, mainly due to the closure of the Ellenville plant. Operating results for our US operations improved somewhat in the same period, as a result of our cost reduction initiatives. These efforts, however, are not yet sufficient to bring the results of this business to a satisfactory level. Measures are being taken which are expected to further align the cost structure with the lower market demand.
EBIT increased by NOK 54 million from NOK 147 million in the third quarter of 2006. Underlying results were broadly unchanged, increasing by 2 percent, with higher European volumes and margins offsetting the effects of declining volumes and margins in the US.
4)	Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.

Compared with the second quarter 2007, our shipments of general extrusions in the European market declined 7 percent in the third quarter mainly due to summer shutdowns. Building systems volumes were down by about 8 percent compared to second quarter 2007 for the same reason.
Our general extrusion shipments increased about 3 percent in Europe during the third quarter of 2007, compared with the third quarter of 2006. However, extrusion shipments in the US were down by about 23 percent, due to the significant market downturn experienced since fourth quarter last year and the effects from the Ellenville closure. Our total shipments of building systems increased by 3 percent in the same period.
EBIT amounted to NOK 610 million for the first nine months of 2007 compared with NOK 147 million in the first nine months of 2006. Underlying operating results of NOK 678 million for the first nine months of 2007 improved somewhat, up 4 percent, mainly due to higher volumes and margins from our European activities. Results from our US operations have suffered from the general market decline with our shipments falling around 20 percent compared to the first nine months of 2006. Our margins in US are under pressure, but have been maintained around the same levels for the first nine months of 2006.
Automotive
Our automotive operations incurred an operating loss of NOK 89 million in the third quarter 2007. Underlying results for the third quarter were mainly influenced by seasonally lower volumes. Shipments for our automotive structures business declined about 5 percent in the third quarter compared with the second quarter of 2007 due to summer shutdowns. However, volumes improved compared with the third quarter of 2006. Shipments for our precision tubing business were down during the quarter compared to the second quarter also due to summer shutdowns. Volumes for precision tubing have increased compared with the third quarter of 2006, due to the ramp up of production facilities in China and Mexico.
Underlying results for the first nine months of 2007 were relatively unchanged compared with the first nine months of 2006, with both periods at a break-even level.
Other and eliminations
Unrealized losses on open LME derivative contracts reflecting marked-to-market valuations amounted to NOK 440 million for the quarter compared with NOK 31 million for the second quarter of 2007. When our customers price orders for future physical deliveries, we enter into corresponding LME contracts to secure a margin above the price of metal. As a result Aluminium Products normally has a long LME position which is subject to marked-to-market evaluation at the end of each period. A decline in LME forward prices, in addition to a net volume increase of priced customer orders during the third quarter resulted in the substantial increase in unrealized losses for the quarter.
Divestments, plant closures and rationalization programs
An agreement for the sale of our magnesium remelters in Germany and China was signed in the beginning of July. The transaction was finalized at the end of August including a small charge to results for the quarter. This marks the completion of the exit of our magnesium activities.
Following the closure of the Ellenville plant our improvement programs relating to the remaining extrusion and precision tubing activities in North America are progressing. Costs are being reduced through manning reductions and other measures. By the end of the third quarter, we had reduced the number of US employees by around 1,000 people compared to end of third quarter of 2006. However, we do not consider the cost reductions we have achieved so far sufficient to offset the negative effects from the market downturn. Therefore our efforts to improve the profitability of this business is continuing.
During third quarter an agreement was reached to sell our Nordic Aviation Products unit. We expect to close the transaction recognizing a small gain during the fourth quarter of 2007.
Factors affecting development in the coming quarters
Market conditions for flat rolled products are expected to remain on a satisfactory level, but there are signs of a softening market. Consumption is expected to ease in the fourth quarter of 2007 due to seasonal effects.
The overall outlook for the European extrusion market is mixed. Demand from the transportation sector remains strong, while a slowdown in European construction markets is becoming more entrenched. The German market in general remains solid, while the French and Italian markets are softening.
The outlook for the US extrusion market remains poor and an overall market decline for 2007 of 15 to 20 percent compared with 2006 is expected. Continuing deterioration in the housing market and the recent turmoil in the financial and credit markets have increased uncertainty and the risk for further deteriorating economic developments. Margin developments have remained stable, but are under increasing pressure the longer the current downturn continues. The South American markets are expected to continue the present rate of growth.
The outlook for the automotive market is softening mainly driven by the weak US market.

15 Financial review
Oil & Energy

Earnings before financial items and tax (EBIT)

	Third	Second	% change	Third		01.01	01.01
	quarter	quarter	prior	quarter	% change	- 30.09	- 30.09	Year
NOK million	2007	2007	quarter	2006	prior year	2007	2006	2006

Exploration and Production	10,240	10,857	(6)%	10,860	(6)%	31,244	35,461	42,707

Energy and Oil Marketing	1,023	987	4%	944	8%	3,319	3,279	4,603

Eliminations 1)	(222)	(389)	43%	381	(158)%	(901)	782	1,321

Total	11,041	11,455	(4)%	12,186	(9)%	33,663	39,522	48,632

Oil & Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.
1)	Elimination of the effects of internal sales and purchase contracts between Energy and Oil Marketing and Exploration and Production resulted in a negative effect on the EBIT for Eliminations Oil and Energy of NOK 222 million in the third quarter of 2007.
Operating statistics

	Third	Second	% change	Third		01.01	01.01
	quarter	quarter	prior	quarter	% change	- 30.09	- 30.09	Year
	2007	2007	quarter	2006	prior year	2007	2006	2006

Oil and gas production (thousands boe/d)	540	558	(3)%	548	(1)%	569	565	573

Oil production (thousands boe/d)	386	394	(2)%	380	2%	399	384	387

Gas production (thousands boe/d)	154	164	(6)%	168	(8)%	170	181	186

Power production (TWh)	3.30	2.75	20%	1.90	74%	8.70	6.50	8.30

Realized oil price (USD/bbl) 1)	73.8	67.2	10%	66.6	11%	65.5	64.9	63.1

Realized oil price (NOK/bbl)	423.9	403.3	5%	420.6	1%	392.5	416.1	404.0

Realized average liquids price (USD/bbl)	72.1	65.9	9%	65.0	11%	64.1	63.3	61.5

Realized gas price (NOK/Sm 3)2)	1.64	1.62	1%	1.73	(5)%	1.73	1.91	1.93

Exploration expense (NOK million)	1,229	653	88%	868	42%	2,668	2,893	4,986

1)	Average oil price realized by Oil & Energy’s Exploration and Production sub-segment.

2)	Realized gas prices include both spot market prices and long-term contract prices. For the third quarter of 2007 approximatly 90 percent of the natural gas produced from fields in which Hydro has an equity interest is sold under long-term contracts.
Market statistics

	Third	Second	% change	Third	% change	01.01	01.01
	quarter	quarter	prior	quarter	prior	- 30.09	- 30.09	Year
	2007	2007	quarter	2006	year	2007	2006	2006

Brent dated oil price (USD/bbl)	74.7	68.8	9%	69.6	7%	66.9	67.0	65.1

WTI oil price (USD/bbl)	75.2	64.9	16%	70.4	7%	65.8	68.1	66.0

NBP spot price (NOK/Sm3)	1.32	0.92	43%	1.45	(9)%	1.09	1.89	1.75

NBP spot price (pence/therm)	30.4	20.3	50%	32.6	(7)%	21.1	42.9	39.3

Henry Hub (USD/mmbtu)	6.2	7.7	(19)%	6.2	—	7.0	6.9	7.0

Nordic spot electricity price (NOK/Mwh)	156.1	182.3	(14)%	482.8	(68)%	185.0	398.8	391.4

Realized NOK/USD exchange rate	5.75	6.00	(4)%	6.32	(9)%	5.99	6.41	6.40

Market developments
Both the European crude oil benchmark Brent Dated and the US crude oil benchmark West Texas Intermediate (WTI) increased substantially in the third quarter compared with the second quarter of 2007. Brent Dated has been relatively volatile in the third quarter, trading in a range from USD 67 to USD 79 per barrel. Crude oil price developments have been influenced by actual and expected reductions in global oil inventories, signifying a tighter supply and demand balance. The inventory reductions are mainly a consequence of constraints to OPEC production. Low refinery utilization in the US, due to maintenance and technical problems, as well as hurricanes threatening oil facilities in the Gulf of Mexico, have also contributed to higher oil prices.
Hydro’s average realized oil price amounted to USD 73.8 per barrel in the third quarter of 2007, increasing substantially, both in US dollar and Norwegian kroner terms, compared with the second quarter of 2007. Our average realized crude oil price was slightly below the average Brent blend price, mainly as a result of a negative price differential on oil from the Grane field.
European spot prices for gas increased from the second to the third quarter of 2007 mainly due to the concerns over the fluctuating gas supplies from the Norwegian continental shelf, combined with the shutdown of Central Area Transmission System (CATS), the pipeline system supplying up to 20 percent of the UK gas market. Spot prices in Europe were lower in the third quarter of 2007 than the prices observed in the third quarter of 2006.

Our realized gas prices amounted to NOK 1.64 per Sm3, slightly above the second quarter of 2007 and below the third quarter of 2006. The decline compared to the third quarter of 2006 reflected weaker spot prices, as well as lower reference prices (oil products) for long-term gas contracts.
Spot prices in the Nordic electricity market declined significantly during the third quarter of 2007 compared with the previous quarter. The third quarter of 2007 was characterized by wet hydrological conditions, with extraordinary inflows and high water reservoir levels. By contrast, the hydrological situation in the third quarter of 2006 was characterized by dry conditions and significantly lower than normal reservoir levels. In Southern Norway, where Hydro’s main generation capacity is located, the spot price averaged NOK 95 per MWh in the third quarter of 2007 compared with NOK 176 per MWh in the second quarter of 2007 and NOK 489 per MWh in the third quarter of 2006.
Earnings before financial items and tax
Exploration and Production
Third quarter EBIT for our exploration and production business decreased by 6 percent to NOK 10,240 million from the second quarter of 2007 mainly due to increased exploration expenses and an impairment loss charged to results for the quarter. Following a normal review of expected production and costs related to our interests in oil and gas producing properties on the Shelf in the Gulf of Mexico has indicated expected recoverable amounts below the recorded book value for some of these assets. As a result, we have recognized an impairment loss in the third quarter of NOK 460 million before tax. Higher oil prices had a positive impact on EBIT for the quarter, partly offset by seasonally lower oil and gas production. EBIT declined slightly compared to the third quarter of 2006. For the first nine months of 2007 EBIT declined about 12 percent compared with the same period in 2006, primarily due to lower oil prices measured in Norwegian kroner, lower gas prices and lower gas production in addition to increased depreciation and field operating costs.
Average oil and gas production in the third quarter of 2007 amounted to 540,000 boe per day. Production declined in the third quarter compared with the second quarter of 2007 mainly due to planned maintenance work and modifications and the temporary shut down of the Kvitebjørn field. The decline compared to the third quarter of 2006 mainly related to gas production.
Oil production declined in the third quarter of 2007 compared with the second quarter of 2007, impacted by the maintenance work and modifications in the Snorre and Vigdis areas and the temporary shutdown of the Kvitebjørn field. In line with expectations, shut downs and planned maintenance stops resulted in reduced oil production of approximately 32,000 boe per day during the third quarter. Oil production increased compared to the third quarter of 2006 as a result of positive contribution from the Dalia field in Angola and the Terra Nova field in Canada.
Average gas production declined in the third quarter compared to both the second quarter of 2007 and the third quarter of 2006. The decrease compared with the second quarter of 2007 was mainly due to the temporary shutdown of the Kvitebjørn field and lower gas offtake from the Oseberg area. The Ormen Lange gas field started production on 13 September 2007, two weeks ahead of plan. The field is producing gas from three production wells. The operatorship will be transferred from StatoilHydro to Shell on 1 December 2007, as planned. Production from the deep-water Independence Hub in the Gulf of Mexico commenced in July. The Independence Hub will initially connect 10 natural gas anchor fields for production, among them the Hydro discoveries Spider Man, Q and San Jacinto. Spider Man and San Jacinto started producing in September, while the StatoilHydro operated Q field started production in October. Plateau production for the Independence Hub is expected to be reached by the end of 2007.
Production costs 5) amounted to NOK 36.1 per boe for the first nine months in 2007, up from NOK 32.2 per boe for 2006 as a whole. The increase mainly resulted from higher cost of operating fields. Gas for injection, included in average production costs, amounted to NOK 5.9 per boe for the first nine months in 2007, compared with NOK 7.9 per boe for 2006 as a whole.
Exploration costs amounted to NOK 1,229 million in the third quarter of 2007, impacted by write-offs of previously capitalized drilling costs of NOK 318 million. Hydro participated in the completion of eight wells including exploration extensions on producing wells in the third quarter. Three wells resulted in one commercial discovery and two discoveries that are under evaluation. Total exploration costs charged to the results for the first nine months of 2007 slightly declined compared with the same period in 2006.
Unrealized gains on derivative contracts included in the results for the third quarter of 2007 amounted to NOK 247 million, including an unrealized loss of NOK 162 million related to the Spinnaker hedge program 6). For the second quarter of 2007 total unrealized gains on derivatives amounted to NOK 325 million. In the third quarter of 2006 total unrealized gains on derivatives amounted to NOK 1 090 million.
5)	Production cost is comprised of the cost of operating fields, including C02 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding depreciation, transportation and processing tariffs and operation costs for transportation systems.

6)	Hydro has hedged the oil and gas production from Spinnaker’s portfolio for the period 2006-2008. Under the hedging program,crude oil prices (WTI) have been secured between US dollar 45 per boe and US dollar 71.45 per boe using zero cost collar options. Hydro has secured the gas price (Henry Hub reference) by purchasing put options for the same period with a strike price of US dollar 7.5 per mmbtu. These derivatives are included in the balance sheet at fair value, with changes in the fair value recognized in the income statement.

17 Financial review
Energy and Oil Marketing

Earnings before financial items and tax (EBIT)

	Third	Second	% change	Third	% change	01.01	01.01
	quarter	quarter	prior	quarter	prior	- 30.09	- 30.09	Year
NOK million	2007	2007	quarter	2006	year	2007	2006	2006

Power activities	272	407	(33)%	328	(17)%	981	1,036	1,426

Gas transport	498	496	—	565	(12)%	1,529	1,628	2,116

Gas trading	290	(31)	1,035%	88	230%	713	557	1,217

Oil trading activities	89	76	17%	59	51%	198	163	211

Oil marketing	(16)	88	(118)%	(30)	47%	118	55	(100)

Other 1)	(110)	(49)	(124)%	(66)	(67)%	(220)	(160)	(267)

Total	1,023	987	4%	944	8%	3,319	3,279	4,603

1)	Other mainly consists of new energy activities.
EBIT for our energy and oil marketing operations amounted to NOK 1.023 million in the third quarter, an increase compared with both second quarter of 2007 and the third quarter of 2006. The increase compared to the second quarter of 2007 was mainly due to significantly higher results for our gas trading operations.
Hydro’s power production in Norway was 3.3 TWh in the third quarter of 2007 compared with 2.7 TWh in the second quarter of 2007 and 1.9 TWh in the third quarter of 2006. Net physical spot sales amounted to 2.0 TWh, up from 1.1 TWh in the second quarter and 0.7 TWh in the same quarter last year. Positive effects from increased production, however, were more than offset by significantly lower average spot prices in Southern Norway during the quarter, which declined by 46 percent compared with the second quarter of 2007 and 81 percent from the third quarter of 2006. The decline was primarily caused by high precipitation and high water reservoir levels, leading to low prices. Hydro’s water reservoirs were above normal levels at the end of the third quarter, compared with lower than normal levels at the end of the third quarter of 2006.
EBIT for “new” Hydro’s Energy business activities amounted to NOK 242 million in the third quarter, compared with NOK 396 million in the second quarter of 2007 and NOK 324 million in the third quarter of 2006.
EBIT for our gas transportation operations was roughly at the same level in the third quarter of 2007 as the second quarter of 2007, but decreased compared with the third quarter of 2006. The decrease compared to the third quarter of 2006 resulted from somewhat higher depreciation charges as well as the effect of lower unit tariffs that became effective from 1 January 2007.
In the third quarter of 2007, EBIT for our gas trading operations was NOK 290 million, increasing from a loss of NOK 31 million in the second quarter 2007 and positive results of NOK 88 million in the third quarter of 2006. Results for the third quarter of 2007 included an unrealized gain on gas contracts recognized at market value of NOK 236 million, compared with an unrealized loss on contracts of NOK 144 million in the second quarter of 2007 and an unrealized loss on derivatives of NOK 83 million in the third quarter of 2006 7).
Gas contracts that are not recognized at market value declined in value in the third quarter of 2007.
Oil and NGL trading activities generated an EBIT of NOK 89 million in the third quarter of 2007, slightly higher than the level in the second quarter of 2007 and NOK 30 million higher than in the third quarter of 2006.
Our oil marketing operations incurred an operating loss in the third quarter of 2007, including inventory gains amounting to NOK 10 million and unrealized gains on derivative contracts of NOK 8 million. Underlying results for the second quarter of 2007 were also negative but offset by inventory gains of NOK 110 million and an unrealized gain on derivative power contracts of NOK 46 million.
Business develolpment
In August Hydro secured ownership shares in 13 blocks of the 19 bids submitted in the Western Gulf of Mexico lease sale no 204. Hydro will be operator in all the six shelf blocks awarded and in six of the seven deepwater blocks. All bids are subject to final evaluation by the US Minerals Management Service.
Hydro has reached an agreement with Silverstone Energy Limited and Wilderness Energy UK Limited for close cooperation on the licenses P-1207, P-1282 and P-1496 in Quadrant 9 on the UK continental shelf containing a heavy oil discovery. According to the agreement, Hydro will fund further exploration programs in exchange for up to 50 percent equity in these licenses, as well as having the option to take over the operatorship.
7)	A significant portion of Hydro’s gas contracts fall within the scope of IAS 39 and are recognized at market value in the balance sheet. However certain contracts are assessed to be own use contracts and therefore outside the scope of IAS 39. These contracts are not recognized at market value in the balance sheet.

Corporate activities and eliminations
Corporate activities and eliminations incurred a loss of NOK 547 million in the third quarter of 2007 compared to a loss of NOK 109 million in the second quarter of 2007 and NOK 217 million for the third quarter of 2006. The result for the quarter included a negative effect amounting to NOK 221 million relating to the elimination of unrealized losses on power contracts, compared with corresponding positive effect of NOK 135 million in the second quarter of 2007 and a NOK 12 million in the third quarter of 2006.
Hydro’s Energy and Oil Marketing unit is responsible for supplying electricity for Hydro’s own consumption, and has entered into long-term purchase contracts with external power suppliers. The power is then sold on long-term sales contracts to other units in Hydro. Energy and Oil Marketing recognizes certain of the external purchase contracts and the corresponding internal sales contracts at market value.
Similarly, Energy and Oil Marketing accounts for embedded derivatives in certain sourcing contracts and corresponding internal supply contracts at fair value. For many of those contracts, the related internal purchase contracts are regarded as normal purchase agreements by the consuming unit and the contract or the embedded derivative is not recognized at market value. The power purchase contracts have a long duration and can result in significant unrealized gains and losses, impacting the reported results in future periods. Embedded derivatives include exposures to various periods’ aluminium prices, coal prices and inflation adjustments. The magnitude of the reported effects depends on changes in forward prices for electricity and other exposures as well as changes in the contract portfolio.
Net pension and social security costs amounted to NOK 65 million in the third quarter compared with NOK 74 million in the second quarter of 2007 and NOK 95 million for the third quarter of 2006.
Finance

Financial income (expense)	Third	Second	% change	Third		01.01	01.01
	quarter	quarter	prior	quarter	% change	- 30.09	- 30.09	Year
NOK million	2007	2007	quarter	2006	prior year	2007	2006	2006

Interest income	433	316	37%	342	26%	1,149	782	1,063

Dividendes received and net gain (loss) on securities	75	61	23%	94	(19)%	231	278	347

Financial income	508	378	35%	436	17%	1,380	1,060	1,411

Interest expense	(399)	(457)	13%	(503)	21%	(1,302)	(1,363)	(1,871)

Capitalized interest	325	350	(7)%	349	(7)%	981	902	1,203

Net foreign exchange gain (loss)	1,984	713	178%	(988)	301%	3,254	321	1,024

Other	(154)	(164)	6%	(128)	(20)%	(488)	(319)	(410)

Financial expense	1,755	442	297%	(1,270)	238%	2,445	(458)	(55)

Financial income (expense), net	2,264	820	176%	(834)	371%	3,825	602	1,356

Exchange rates

			Third	Second	Third	01.01	01.01
			quarter	quarter	quarter	- 30.09	- 30.09	Year
			2007	2007	2006	2007	2006	2006

NOK/USD Average exchange rate			5.76	6.06	6.32	6.00	6.41	6.41

NOK/USD Balance sheet date exchange rate			5.44	5.90	6.50	5.44	6.50	6.26

NOK/EUR Average exchange rate			7.91	8.13	8.06	8.06	7.97	8.05

NOK/EUR Balance sheet date exchange rate			7.72	7.97	8.24	7.72	8.24	8.24

Source: Norges Bank

19 Financial review
Net financial income for the third quarter of 2007 amounted to NOK 2,264 million, including a net foreign currency gain of NOK 1,984 million. The currency gain was mainly due to the weakening of the US dollar and Euro against the Norwegian kroner over the quarter, resulting in gains on Hydro’s US dollar and Euro denominated debt and foreign currency contracts. Net currency gains amounted to NOK 713 million in the second quarter of 2007 mainly due to a weakening US dollar, and a loss of NOK 988 million in the third quarter of 2006 mainly due to an appreciation of the US dollar.
Interest income increased in the third quarter compared to both the second quarter of 2007 and the third quarter of 2006 due to higher cash balances and higher interest rates. Interest expense decreased in third quarter 2007 due to depreciated US dollar both compared with second quarter and compared with third quarter 2006. Other financial items in the third quarter of 2007 included non-cash charges related to discounting the future value of asset retirement obligations, amounting to NOK 137 million compared with NOK 144 million in the second quarter of 2007.
Cash exceeded interest bearing debt by NOK 16.4 billion at the end of the quarter compared to NOK 5.3 billion at the end of the second quarter of 2007, an increase of NOK 11.1 billion due to strong cash flow from operations. On 1 October, demerger debt to StatoilHydro of NOK 26.2 billion was paid reducing cash to NOK 7.8 billion.
Hydro’s adjusted debt/equity ratio, defined as net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity including minority interest, was 0.04 at the end of the quarter, compared to 0.15 at the end of the second quarter of 2007.
In July 2007, Hydro signed a new USD 1.7 billion seven year revolving credit facility with a syndicate of fifteen banks.
Tax
Income tax expense amounted to NOK 27,767 million for the first nine months of 2007, which was approximately 61 percent of income from continuing operations before tax. The corresponding amount for the year 2006 represented approximately 69 percent of income from continuing operations before tax. The lower tax rate for the first nine months of 2007 was mainly due to a relatively higher share of earnings from our aluminium operations compared with 2006 as a whole, and currency gains taxed at a lower rate. In addition, income tax expense in the third quarter was positively impacted by reduction of statutory tax rates in Germany, reducing recognized deferred taxes by around NOK 250 million.
The high tax rate in both periods resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.
Oslo, 29 October 2007
Board of Directors

Condensed consolidated statements of income (unaudited)

	Third quarter		01.01 - 30.09		Year
NOK million, except per share data	2007	2006	2007	2006	2006

Revenue	44,420	48,565	137,814	148,053	194,436

Share of the profit (loss) in equity accounted investments	272	213	906	884	937

Other income, net	217	298	1,594	974	1,467

Total Revenue and Income	44,909	49,076	140,313	149,911	196,840

Depreciation, amortization and impairment	4,632	5,959	13,877	13,993	22,278

Other expenses	27,694	29,189	85,011	89,586	120,296

Total expenses	32,326	35,148	98,888	103,579	142,574

Earnings before financial items and tax (EBIT)	12,584	13,928	41,426	46,332	54,266

Financial income (expense), net	2,264	(834)	3,825	602	1,356

Income from continuing operations before tax	14,847	13,094	45,251	46,934	55,622

Income tax expense	(8,722)	(9,422)	(27,767)	(32,784)	(38,258)

Income from continuing operations	6,125	3,672	17,485	14,150	17,364

Income from discontinued operations	296	186	590	423	569

Net income	6,421	3,858	18,075	14,573	17,933

Net income attributable to minority interests	106	238	317	265	273

Net income attributable to equity holders of the parent	6,315	3,619	17,758	14,308	17,660

Basic and diluted earnings per share from continuing operations (in NOK) 1)2)	4.90	2.80	14.00	11.20	13.80

Basic and diluted earnings per share from discontinued operations (in NOK) 1)	0.20	0.20	0.50	0.30	0.50

Basic and diluted earnings per share attributable to equity holders of the parent (in NOK) 1)	5.20	2.90	14.50	11.50	14.20

Weighted average number of outstanding shares (million)	1,223	1,236	1,225	1,245	1,241

1)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

2)	Calulated using Income from continuing operations less Net income attributable to minority interests. There are no minority interests in Income from discontinued operations.
The accompanying notes are an integral part of the condensed consolidated financial statements (unaudited).

21 Interim financial statements
Condensed consolidated balance sheets (unaudited)

	30 September		31 December
NOK million, except number of shares	2007	2006	2006

Assets

Cash and cash equivalents	34,062	16,490	6,760

Short-term investments	2,198	12,699	15,020

Receivables and other current assets	40,576	47,587	42,488

Inventories	14,507	16,310	16,497

Assets held for sale	7,159	—	3,691

Total current assets	98,500	93,086	84,457

Property, plant and equipment	111,263	123,298	119,075

Other non-current assets	24,986	31,044	29,561

Total non-current assets	136,249	154,341	148,635

Total assets	234,750	247,427	233,092

Liabilities and equity

Bank loans and other interest-bearing short-term debt	2,717	3,346	3,655

Other current liabilities	62,738	72,418	58,925

Liabilities included in disposal groups	1,838	—	1,011

Total current liabilities	67,293	75,763	63,591

Long-term debt	17,112	20,653	19,619

Other long-term liabilities	27,998	27,729	30,017

Deferred tax liabilities	22,023	27,153	23,265

Total non-current liabilities	67,133	75,536	72,900

Total liabilities	134,426	151,299	136,491

Equity attributable to equity holders of the parent	99,452	95,336	95,831

Minority interest	872	792	771

Total equity	100,324	96,129	96,601

Total liabilities and equity	234,750	247,427	233,092

Total number of outstanding shares (million)	1,209	1,231	1,226

The accompanying notes are an integral part of the condensed consolidated financial statements (unaudited).

Condensed consolidated statements of cash flows (unaudited)

	Nine months
	ended 30 September		Year
NOK million	2007	2006	2006

Operating activities:
Net income	18,075	14,573	17,933

Depreciation, amortization and impairment losses	13,877	13,993	22,278

Other adjustments	2,083	12,713	(2,483)

Net cash provided by operating activities	34,035	41,279	37,728

Investing activities:
Purchases of property, plant and equipment	(11,574)	(11,056)	(15,554)

Purchases of other long-term investments	(2,140)	(5,282)	(6,197)

Purchases of short-term investments	(4,250)	(10,700)	(22,650)

Proceeds from sales of property, plant and equipment	64	109	353

Proceeds from sales of other long-term investments	4,434	524	1,647

Proceeds from sales of short-term investments	16,950	1,850	11,550

Net cash provided by (used in) investing activities	3,484	(24,555)	(30,851)

Financing activities:
Loan proceeds	15	79	89

Principal repayments	(999)	(1,749)	(1,431)

Ordinary shares purchased	(2,887)	(3,165)	(3,949)

Ordinary shares issued	57	45	59

Dividends paid	(6,134)	(5,506)	(5,506)

Net cash used in financing activities	(9,948)	(10,296)	(10,738)

Foreign currency effects on cash and bank overdraft	(134)	223	318

Cash provided by (used in) discontinued operations	311	(255)	300

Net increase (decrease) in cash, cash equivalents and bank overdraft	27,748	6,396	(3,243)

Cash, cash equivalents and bank overdraft reclassified to assets held for sale	(516)		(47)

Cash, cash equivalents and bank overdraft at beginning of period	6,674	9,964	9,964

Cash, cash equivalents and bank overdraft at end of period	33,906	16,360	6,674

The accompanying notes are an integral part of the condensed consolidated financial statements (unaudited).

23 Interim financial statements
Condensed consolidated statements of changes in equity (unaudited)

	01.01 - 30.09		Year
NOK million	2007	2006	2006

Ordinary shares issued - amount
Balance at 1 January	4,708	4,739	4,739

Cancellation treasury shares	(79)	(17)	(17)

Redeemed shares, the Norwegian State	(62)	(13)	(13)

Balance at end of period	4,568	4,708	4,708

Additional paid-in capital
Balance at 1 January	9,736	10,501	10,501

Treasury shares reissued to employees	53	56	56

Cancellation treasury shares	—	(363)	(363)

Redeemed shares, the Norwegian State	(2,701)	(458)	(458)

Balance at end of period	7,087	9,736	9,736

Other reserves
Balance at 1 January	(1,533)	723	723

Currency translation differences	(5,510)	352	(1,401)

Net unrealized gain (loss) on securities	(103)	(56)	(84)

Cash flow hedges, net of tax	376	(477)	(772)

Balance at end of period	(6,770)	541	(1,533)

Retained earnings
Balance at 1 January	89,544	77,390	77,390

Net income current period	17,758	14,308	17,660

Dividend declared and paid	(6,134)	(5,506)	(5,506)

Cancellation treasury shares	(2,317)	—	—

Balance at end of period	98,851	86,191	89,544

Treasury shares issued - amount
Balance at 1 January	(6,624)	(3,589)	(3,589)

Purchase of treasury shares	(123)	(2,693)	(3,477)

Treasury shares reissued to employees	68	61	61

Cancellation treasury shares	2,396	380	380

Balance at end of period	(4,283)	(5,841)	(6,624)

Equity interests attributable to equity holders of the parent
Balance at 1 January	95,831	89,763	89,763

Increase (decrease) in equity interest	3,621	5,573	6,067

Balance at end of period	99,452	95,336	95,831

Minority interest
Balance at 1 January	771	980	980

Minority’s share of net income current period	317	265	273

Minority’s share of dividend declared and paid	(104)	(231)	(231)

Equity interest purchased	(1)	(184)	(184)

Currency translation differences	(111)	(38)	(68)

Balance at end of period	872	792	771

Total Equity	100,324	96,129	96,601

Changes in shares outstanding

	01.01 - 30.09		Year
Number of shares in thousand	2007	2006	2006

Share information:

Ordinary shares issued
Balance at 1 January	1,286,455	1,294,772	1,294,772

Cancellation treasury shares	(21,627)	(4,672)	(4,672)

Redeemed shares, the Norwegian State	(16,872)	(3,645)	(3,645)

Balance at end of period	1,247,957	1,286,455	1,286,455

Treasury shares issued
Balance at 1 January	(60,280)	(44,080)	(44,080)

Purchase of treasury shares	(622)	(8,269)	(21,627)

Treasury shares reissued to employees	622	755	755

Cancellation treasury shares	21,627	4,672	4,672

Balance at end of period	(38,653)	(46,922)	(60,280)

The accompanying notes are an integral part of the condensed consolidated financial statements (unaudited).

Interim financial statements      25
Notes to the condensed consolidated financial statements
Note 1: Accounting policies
All figures are based on International Financial Reporting Standards (IFRS) unless otherwise stated. Hydro’s IFRS accounting principles are presented in the document Conversion to International Financial Reporting Standards.
The IFRS accounting principles used by Hydro as discussed in the Conversion to IFRS document are the same for the interim accounts. The interim accounts are presented in accordance with IAS 34 Interim Financial Reporting.
Previously reported first quarter 2006 total number of outstanding shares has been adjusted to reflect the 5-for-l stock split effective 10 May 2006. As a result of rounding adjustments, the figures in one or more columns included in the financial statements may not add up to the total of that column.
Note 2: Operating segment information
Segment measures
Hydro identifies its reportable segments and discloses segment information under IFRS 8 Operating Segments. This standard requires Hydro to identify its segments according to the organization and reporting structure used by management. See the Annual Report 2006 note 5 for a description of Hydro’ s segments and management model. Hydro uses two measures of segment results, “Earnings before financial items and tax — EBIT” and Adjusted EBITDA. EBIT is consistent with the same measure for the group. Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, financial income and expense, depreciation, amortization and write-downs. “ Adjusted EBITDA” is different from EBIT as it excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s defnition of Adjusted EBITDA may differ from that of other companies.
Hydro manages long-term debt and taxes on a Group basis. Therefore, Net income is presented only for the Group as a whole.
Intersegment sales and transfers reflect arm’s length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Hydro’ s segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations. “ These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.
The accounting policies used for segment reporting reflect those used for the group with the following exceptions: Certain internal commodity contracts may meet the definition of a financial instrument in IAS 39 or contain embedded derivatives that are required to be bifurcated and valued at fair value under IAS 39. However, Hydro considers these contracts as sourcing of raw materials or sale of own production even though the contracts for various reasons include clauses that meet the definition of a derivative or an embedded derivative. Such internal contracts are accounted for as executory contracts. Certain other internal contracts may contain lease arrangements that qualify as capital leases. However, the segment reporting reflects the responsibility allocated by Hydro management for those assets. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based either on the premium charged or the estimated service cost. Any difference between these charges and pension expenses measured in accordance with IFRS is included in Corporate and Eliminations.
The following pages include information about Hydro’ s operating segments, including a reconciliation of Adjusted EBITDA to EBIT for the core business areas and sub-segments.

Total revenue

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	18,791	19,863	54,987	58,241	77,476

Energy and Oil Marketing	19,305	20,823	55,142	63,224	83,232

Eliminations	(14,268)	(14,028)	(40,704)	(43,372)	(57,286)

Oil & Energy	23,829	26,658	69,425	78,093	103,422

Aluminium Metal	14,226	16,182	47,493	52,021	68,259

Aluminium Products	11,991	13,263	39,922	39,768	53,588

Other activities	1,192	832	4,152	3,200	4,183

Corporate and eliminations	(6,818)	(8,370)	(23,178)	(25,029)	(35,017)

Total	44,420	48,565	137,814	148,053	194,436

External revenue

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	5,360	5,473	17,093	15,877	21,534

Energy and Oil Marketing	17,150	19,722	48,439	58,292	74,837

Eliminations	2	—	(19)	—	63

Oil & Energy	22,512	25,195	65,514	74,169	96,434

Aluminium Metal	9,665	9,912	31,573	33,121	43,603

Aluminium Products	11,946	13,205	39,748	39,591	53,331

Other activities	295	252	962	1,181	1,069

Corporate and eliminations	2	1	17	(8)	(1)

Total	44,420	48,565	137,814	148,053	194,436

Internal revenue

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	13,431	14,390	37,894	42,365	55,942

Energy and Oil Marketing	2,156	1,101	6,703	4,932	8,395

Eliminations	(14, 269)	(14,028)	(40,686)	(43,372)	(57,350)

Oil & Energy	1,318	1,463	3,911	3,924	6,988

Aluminium Metal	4,561	6,270	15,920	18,900	24,657

Aluminium Products	45	58	174	177	257

Other activities	897	580	3,190	2,019	3,114

Corporate and eliminations	(6, 821)	(8,371)	(23,195)	(25,020)	(35,016)

Total	—	—	—	—	—

Interim financial statements     27

Share of the profit (loss) in equity accounted investments

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	1	2	2	6	7

Energy and Oil Marketing	(1)	47	67	176	218

Eliminations	—	—	(1)	(1)	(2)

Oil & Energy	(1)	49	67	181	223

Aluminium Metal	275	385	834	867	854

Aluminium Products	(3)	(224)	3	(176)	(168)

Other activities	2	1	2	5	19

Corporate and eliminations	—	2	—	8	8

Total	272	213	906	884	937

Depreciation, amortization and impairment

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	3,636	4,813	10,644	10,457	16,999

Energy and Oil Marketing	185	165	548	520	831

Oil & Energy	3,821	4,979	11,193	10,977	17,830

Aluminium Metal	498	494	1,677	1,498	2,192

Aluminium Products	283	462	917	1,451	2,159

Other activities	29	22	84	62	89

Corporate and eliminations	1	3	6	5	7

Total	4,632	5,959	13,877	13,993	22,278

Earnings before financial items and tax (EBIT) 1)

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	10,240	10,860	31,244	35,461	42,707

Energy and Oil Marketing	1,023	944	3,319	3,279	4,603

Eliminations	(222)	381	(901)	782	1,321

Oil & Energy	11,041	12,186	33,663	39,522	48,632

Aluminium Metal	2,172	2,365	7,170	6,404	7,302

Aluminium Products	(247)	(435)	1,423	377	(104)

Other activities	164	30	224	110	274

Corporate and eliminations	(547)	(217)	(1,054)	(81)	(1,838)

Total	12,584	13,928	41,426	46,332	54,266

1)	Total segment Earnings before financial items and tax is the same as Hydro group’s total Earnings before financial items and tax.

Financial income and financial expense are not allocated to the segments. There are no reconciling items between segment Earnings before financial items and tax to Hydro Earnings before financial items and tax. Therefore, a separate reconciliation table is not presented.

Adjusted EBITDA

	Second quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	13,876	15,673	41,888	45,918	59,706

Energy and Oil Marketing	1,232	1,121	3,903	3,821	5,461

Eliminations	(222)	382	(899)	783	1,323

Oil & Energy	14,886	17,176	44,891	50,522	66,490

Aluminium Metal	2,679	2,868	8,876	7,933	9,536

Aluminium Products	50	281	2,382	2,111	2,353

Other activities	194	51	308	172	355

Corporate and eliminations	(545)	(215)	(1,048)	(83)	(1,839)

Total	17,263	20,161	55,410	60,655	76,895

EBIT — Adjusted EBITDA Third quarter 2007

		Depr., amor.	Adjusted
NOK million	EBIT	and impairment	EBITDA

Exploration and Production	10,240	3,636	13,876

Energy and Oil Marketing	1,023	210	1,232

Eliminations	(222)	—	(222)

Oil & Energy	11,041	3,846	14,886

Aluminium Metal	2,172	507	2,679

Aluminium Products	(247)	296	50

Other activities	164	29	194

Corporate and eliminations	(547)	1	(545)

Total	12,584	4,680	17,263

EBIT — Adjusted EBITDA — 01. 01 — 30. 09

		Depr., amor.	Adjusted
NOK million	EBIT	and impairment	EBITDA

Exploration and Production	31,244	10,644	41,888

Energy and Oil Marketing	3,319	583	3,903

Eliminations	(901)	1	(899)

Oil & Energy	33,663	11,229	44,891

Aluminium Metal	7,170	1,706	8,876

Aluminium Products	1,423	959	2,382

Other activities	224	84	308

Corporate and eliminations	(1,054)	6	(1,048)

Total	41,426	13,984	55,410

Interim financial statements     29

Investments 1)

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Exploration and Production	3,893	6,598	9,390	13,601	20,390

Energy and Oil Marketing	360	496	1,173	1,275	2,032

Oil & Energy	4,253	7,093	10,564	14,876	22,421

Aluminium Metal	930	504	2,148	1,522	2,516

Aluminium Products	149	241	316	700	1,252

Other activities 2)	119	232	370	441	647

Corporate and eliminations	36	12	101	30	35

Total	5,487	8,083	13,498	17,569	26,869

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in equity accounted investments.
2)	Including investments in Polymers activities reported as discontinued operations.
Note 3: Net periodic pension cost

Net periodic pension cost

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	294	267	882	802	1,068

Interest cost on prior period benefit obligation	338	301	1,013	902	1,204

Expected return on plan assets	(308)	(251)	(919)	(750)	(1,002)

Past service cost	4	6	14	22	72

Curtailment gain	—	—	—	—	(78)

Settlement gain	—	—	—	—	(5)

Net periodic pension cost	328	323	990	975	1,259

Defined contribution plans	7	—	22	13	22

Multiemployer plans	—	—	1	—	—

Termination benefits and other	127	61	311	194	301

Total net periodic pension cost	462	385	1,325	1,182	1,581

Note 4: Contingencies
Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
Hydro has long-term gas sales contracts with several European gas distribution companies. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. In case the parties fail to agree on an adjustment to the price provisions, the matter will be referred to an independent arbitration panel as provided for under the contracts. Certain of the price reviews have recently been resolved through arbitration, whereas others are ongoing.

Note 5: Discontinued operations
In May 2007 Hydro’ s Board of Directors decided to sell the Polymers activities. Contracts for a total consideration of approximately NOK 5. 5 billion to sell the 100 percent owned subsidiary Kerling ASA, with production facilities in Norway, Sweden and the UK, and Hydro’ s 29. 7 percent interest in Qatar Vinyl Company (QVC) were entered into in late May 2007. The transaction is subject to clearance by competition authorities and the sale of the 29. 7 percent ownership interest in QVC is subject to pre-emption rights.
The Polymers business is reported as Assets held for sale and Discontinued operations as of the end of May 2007, and depreciations ceased from the same date. The results of operations in the businesses to be disposed of are reported separately under the caption Discontinued operations for the current and all prior periods. Depreciations in the businesses held for sale of around NOK 25 million per month after tax are excluded from reported income from discontinued operations for the period after May 2007. No interest expense related to loans is allocated to discontinued operations. Hydro’s gain on the sale, after direct sales expenses and taxes, will be reported as part of Discontinued operations when the transaction is completed. The final price for the sale will depend on development in the period until closing, and secures that Hydro retain the results of operations after depreciation charges. The gain was estimated at around NOK 400 million at the end of May. If the sale was completed at the end of September, the reported gain was estimated at around NOK 300 million. Completion of the transaction is expected during the first quarter of 2008. Cash flows from discontinued operations are presented separately, and include cash flows from the Polymers activities. In balance sheets after the sales decision was made, including the 30 September 2007 balance sheet, assets in the businesses to be disposed of and the related liabilities are reported as Assets held for sale and Liabilities included in disposal groups, respectively. Prior period balance sheets are not reclassified.
The discontinued Polymers activities were previously included as part of Other activities. The following table summarizes the financial information for discontinued operations related to Polymers for the periods 2006 and 2007, and the balance sheet as of 30 September 2007.
As of the end of 2006, the automotive castings business was classified as held for sale. The sale was completed during the first quarter of 2007.

Summary of financial data for discontinued operations

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Revenue	1,764	1,744	5,415	5,017	6,848

Share of the profit (loss) in equity accounted investments	53	21	109	47	53

Total expenses	1,430	1,531	4,752	4,531	6,160

Earnings before financial items and tax (EBIT)	388	234	771	534	744

Financial income (expense), net	3	15	6	35	26

Income before tax	391	250	778	569	770

Income tax expense	(94)	(64)	(187)	(146)	(201)

Net income from discontinued operations	296	186	590	423	569

Net cash provided by (used in) operating activities			570	(52)	656

Net cash used in investing activities			(258)	(204)	(357)

Net cash used in financing activities			—	—	—

Foreign currency effects on cash			(1)	1	1

Net cash provided by (used in) discontinued operations			311	(255)	300

Asset groups held for sale

	30 September		31 December
NOK million	2007	2006	2006

Current assets	2,597	—	1,122

Non-current assets	4,561	—	2,569

Total assets	7,159	—	3,691

Current liabilities	960	—	738

Non-current liabilities	878	—	274

Assets held for sale, net	5,320	—	2,680

Interim financial statements     31
Note 6: “New” Hydro Financial Information
The merger of Norsk Hydro ASA’s oil and gas activities with Statoil ASA to form StatoilHydro ASA was completed on 1 October 2007. The transaction is structured as a spin-off to the shareholders, and is therefore not reclassified as assets held for sale or discontinued operations as of the end of the third quarter. The Hydro interim financial statements, including the oil and gas activities, does not necessarily provide information that is comparable to the financial reporting of Hydro after 1 October 2007, nor relevant in regard to assessing Hydro’ s future performance.
The financial information in Note 6 is for “new” Hydro only. “New” Hydro refers to the company that is Hydro after 1 October 2007, operating as a focused aluminium company, without the demerged oil and gas activities. The demerged oil and gas activities are referred to as Hydro Petroleum. StatoilHydro is the company that, after 1 October 2007, includes both Statoil ASA and Hydro Petroleum.
“New” Hydro financial information is based on the provisions in the Merger Plan 1). The “new” Hydro financial information represents the remaining assets, liabilities, equity and result after allocating to Hydro Petroleum the assets, liabilities, equity and result as agreed in the Merger Plan. This approach to preparing the “new” Hydro financial information is similar to the methodology described in the “Hydro Information Memorandum — In connection with the demerger of Norsk Hydro ASA and the merger of Norsk Hydro ASA’ s petroleum activities with Statoil ASA”, item 6. 5. A discussion of the methodology and information related to the Merger Plan are available at www. hydro. com, and should be referred to in addition to the information presented here.
“New” Hydro financial information is not pro-forma financial information. The “new” Hydro financial information does not take into account other planned or expected effects of the demerger if it had been completed as of an earlier date. “New” Hydro financial information may not reflect what the results of operations and financial position would have been had the demerger been completed prior to the periods presented, and is not necessarily indicative of future performance or comparable to financial information that will be presented for Hydro in future periods.
The majority of costs originate in the individual business units. Costs related to shared services and corporate services, such as legal, IS/IT, human resources services and other, are charged to units based on services delivered in each period. General corporate overhead has been allocated between “new” Hydro and Hydro Petroleum. These costs are mainly related to general management, governance functions, accounting, investor relations and finance functions. The “new” Hydro general and overhead cost is the Hydro consolidated general and overhead cost less the Hydro Petroleum general and overhead cost. General and overhead costs are allocated based on the ratio of net values based on the assumption that previously unallocated costs primarily are related to holding functions and shareholder related activities, and as such cannot be related to activities in the businesses within the group. Management believes that the allocation based on the relative value provides a reasonable allocation of these costs and expenses. However, such costs will continue to be incurred by Hydro going forward, and the cost level will exceed the allocated level in 2007.
During 2006, neither the “new” Hydro operations, nor the Hydro Petroleum operations, had separate cash funds, as cash balances for Hydro are managed centrally. Cash and cash equivalents in Hydro’ s condensed consolidated interim financial statements represent primarily cash held by the parent company. In the “new” Hydro 2006 condensed combined balance sheets, cash and short-term investments held by the parent company are allocated to “new” Hydro. Cash balances held by subsidiaries of Hydro Petroleum are not included in the “new” Hydro condensed combined balance sheets. The 2006 “new” Hydro cash balances are the Hydro consolidated cash balance less the Hydro Petroleum cash balance, based on an internal allocation. As of 1 January 2007, separate funds were established for “new” Hydro and Hydro Petroleum, in accordance with the Merger Plan.
Hydro uses a centralized approach to the financing of its operations. Therefore, neither the “new” Hydro operations, nor the Hydro Petroleum operations, have had separate external financing. Based on the Merger Plan, Hydro’ s debenture loan balance in its entirety has been allocated to Hydro Petroleum (with the associated income statement adjustments for interest and foreign currency exchange effects).
The “new” Hydro financial information includes Demerger debt, an interest-bearing payable to StatoilHydro established at 1 January 2007 (the financial effective date) at a market-based interest rate corresponding to one month’s NIBOR. Management believes that this will not necessarily be representative of Hydro’ s future cost of funding. The demerger debt to StatoilHydro of NOK 26. 2 billion was paid on 1 October 2007.
Interest expense and currency gains and losses represent the actual cost of “new” Hydro’ s debt. Currency exposure is managed centrally based on Hydro’ s total exposure. To the extent currency gains and losses are directly attributable to the units’ operating activities, the gains and losses are reported as part of the results of the relevant unit. Management’s review of the currency exposure in the group shows that the currency exposure is mainly driven by the currencies in which revenue and significant costs are denominated or determined. “New” Hydro and Hydro Petroleum have sales and expenses in foreign currencies with similar patterns, where USD and EUR are the main transaction currencies. Management believes that an allocation key derived from revenues best represents the currency exposures within Hydro’s businesses, and this allocation key was used to allocate these costs in the 2006 “new” Hydro financial information. For 2007, costs were maintained in separate accounts from 1 January 2007 (the effective date of the demerger). Therefore, these costs for 2007 are not based on an allocation.
All Norwegian employees participate in a combined pension plan. The actual service cost, liabilities and assets associated with “new” Hydro employees and retired plan members are included in the “new” Hydro financial information.
Significant effects of the tax consolidation of “new” Hydro’ s taxable income in the various countries with the taxable income of the remaining part of “new” Hydro have been eliminated to arrive at an income tax expense as if separate tax returns had been filed for previous periods. Income tax expense for “new” Hydro has been calculated in the condensed combined income statements in order to give an estimate of what the tax expense would have been if “new” Hydro
1)	The Merger Plan is the plan for the demerger of Norsk Hydro ASA and the merger of Hydro’s demerged petroleum activities with Statoil ASA adopted by the Boards of Directors of Hydro and Statoil on 12 March and 13 March 2007, respectively.

were a separate company. However, tax expense in the “new” Hydro condensed combined income statements may not reflect what the tax expense would have been had “new” Hydro been a stand-alone company during the period presented.
Contracts between “new” Hydro and Hydro Petroleum have been recognized as if they were contracts with unrelated parties at arm’ s length. These contracts include the sale and purchase of goods and services, and certain derivative instruments, primarily with currency and electricity underlying. Receivables and payables with Hydro Petroleum as counter party represent trade receivables and payables and items related to capital transfers between legal entities, and are netted to the extent they are of a financial nature.
The operations and companies of Hydro Petroleum are not identical with the operations reported as Oil & Energy in Hydro’s interim financial statements segment reporting. In accordance with the Merger Plan, Hydro IS Partner, previously reported as part of Other Businesses, is now part of Hydro Petroleum and therefore not included as part of “new” Hydro. The Power activities, previously reported as part of Energy and Oil Marketing within Oil & Energy, are now reported, along with solar activities, as a separate segment, Energy.
The “new” Hydro financial information presented below consists of the condensed combined income statements, condensed combined balance sheets and segment information prepared in accordance with the basis of presentation, as discussed above. The “new” Hydro condensed combined financial information is prepared using the historical results of operations and historical (IFRS) basis of the assets and liabilities of “new” Hydro.
“New” Hydro financial information is presented for information purposes only. Management believes the assumptions underlying the “new” Hydro condensed combined income statements and condensed combined balance sheets are reasonable. However, the condensed combined income statements and condensed combined balance sheets as presented may not reflect what the results of operations and financial position would have been had “new” Hydro been a stand-alone company during the periods presented, and may not be indicative of future performance.

“New” Hydro condensed combined statements of income

	Third quarter		01.01 - 30.09		Year
NOK million, except per share data	2007	2006	2007	2006	2006

Revenue	22,064	24,044	73,283	75,579	99,172

Share of the profit (loss) in equity accounted investments	265	163	840	709	736

Other income, net	8	99	919	305	558

Total Revenue and income	22,338	24,306	75,043	76,592	100,465

Depreciation, amortization and impairment	820	1,002	2,713	3,085	4,516

Other expenses	19,479	21,157	63,305	65,366	88,402

Total expenses	20,299	22,159	66,018	68,451	92,918

Earnings before financial items and tax (EBIT)	2,039	2,147	9,024	8,141	7,547

Financial income (expense), net	1,282	(136)	2,414	(28)	80

Income from continuing operations before tax	3,320	2,010	11,438	8,113	7,628

Income tax expense	(699)	(656)	(3,042)	(2,596)	(1,871)

Income from continuing operations	2,621	1,354	8,396	5,517	5,757

Basic and diluted earnings per share from continuing operations (in NOK) 1)2)	2.10	0.90	6.60	4.20	4.40

Weighted average number of outstanding shares (million)	1,223	1,236	1,225	1,245	1,241

1)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
2)	Calulated using Income from continuing operations less Net income attributable to minority interests.

Interim financial statements     33

“New” Hydro condensed combined balance sheets

	30 September		31 December
NOK million, except number of shares	2007	2006	2006

Assets
Cash and cash equivalents	33,948	16,340	6,609

Short-term investments	2,197	12,698	15,020

Receivables and other current assets	20,864	26,297	21,648

Inventories	12,579	14,641	14,220

Assets held for sale	7,159	—	3,691

Total current assets	76,746	69,976	61,187

Property, plant and equipment	26,513	34,627	32,151

Other non-current assets	16,004	17,719	17,320

Total non-current assets	42,517	52,346	49,470

Total assets	119,263	122,322	110,657

Liabilities and equity
Bank loans and other interest-bearing short-term debt	2,153	2,294	2,509

Other current liabilities	21,434	23,073	22,765

Demerger debt	26,163	20,215	18,688

Liabilities included in disposal groups	1,838	—	1,011

Total current liabilities	51,588	45,582	44,973

Long-term debt	270	665	367

Other long-term liabilities	11,542	13,044	12,385

Deferred tax liabilities	2,630	3,716	2,803

Total non-current liabilities	14,441	17,425	15,556

Total liabilities	66,029	63,007	60,529

Equity attributable to equity holders of the parent	52,363	58,523	49,358

Minority interest	871	792	771

Total equity	53,234	59,315	50,128

Total liabilities and equity	119,263	122,322	110,657

Total number of outstanding shares (million)	1,209	1,231	1,226

“New” Hydro operating segment information

Total revenue

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Aluminium Metal	14,226	16,182	47,493	52,021	68,259

Aluminium Products	11,991	13,263	39,922	39,768	53,588

Energy	2,059	1,961	4,850	5,148	7,309

Corporate, other and eliminations	(6,212)	(7,363)	(18,982)	(21,358)	(29,984)

Total	22,064	24,044	73,283	75,579	99,172

External revenue

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Aluminium Metal	9,665	9,912	31,573	33,121	43,603

Aluminium Products	11,946	13,205	39,748	39,591	53,331

Energy	125	737	604	1,830	1,007

Corporate, other and eliminations	230	188	739	976	811

Total	21,966	24,043	72,665	75,518	98,752

Share of the profit (loss) in equity accounted investments

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Aluminium Metal	275	385	834	867	854

Aluminium Products	(3)	(224)	3	(176)	(168)

Energy	(8)	(1)	2	6	22

Corporate, other and eliminations	2	3	2	13	27

Total	265	163	840	709	736

Depreciation, amortization and impairment

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Aluminium Metal	498	494	1,677	1,498	2,192

Aluminium Products	283	462	917	1,451	2,159

Energy	24	34	72	104	120

Corporate, other and eliminations	15	13	47	33	45

Total	820	1,002	2,713	3,085	4,516

Adjusted EBITDA

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Aluminium Metal	2,679	2,868	8,876	7,933	9,536

Aluminium Products	50	281	2,382	2,111	2,353

Energy	271	360	1,006	1,150	1,582

Corporate, other and eliminations	(113)	(97)	(449)	343	(1,080)

Total	2,886	3,412	11,816	11,537	12,392

Investments 1)

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Aluminium Metal	930	504	2,148	1,523	2,515

Aluminium Products	149	241	316	700	1,252

Energy	91	17	170	22	140

Corporate, other and eliminations 2)	135	240	399	426	619

Total	1,305	1,002	3,033	2,671	4,526

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in equity accounted investments.
2)	Including investments in Polymers activities reported as discontinued operations.

Other information     35
Additional information “new” Hydro
“New” Hydro condensed combined statements of income

	Third	Second	First	Fourth	Third	Second	First
	quarter	quarter	quarter	quarter	quarter	quarter	quarter
NOK million, except per share data	2007	2007	2007	2006	2006	2006	2006

Revenue	22,064	25,314	25,905	23,593	24,044	25,489	26,046

Share of the profit (loss) in equity accounted investments	265	326	248	27	163	285	260

Other income, net	8	62	849	253	99	102	104

Total Revenue and income	22,338	25,702	27,003	23,873	24,306	25,877	26,410

Depreciation, amortization and impairment	820	988	906	1,431	1,002	1,092	991

Other expenses	19,479	21,555	22,271	23,037	21,157	22,022	22,187

Total expenses	20,299	22,543	23,176	24,468	22,159	23,113	23,178

Earnings before financial items and tax (EBIT)	2,039	3,159	3,827	(594)	2,147	2,763	3,232

Financial income (expense), net	1,282	575	557	109	(136)	(56)	164

Income from continuing operations before tax	3,320	3,734	4,385	(485)	2,010	2,707	3,396

Income tax expense	(699)	(1,153)	(1,191)	725	(656)	(851)	(1,089)

Income from continuing operations	2,621	2,581	3,194	239	1,354	1,856	2,307

Basic and diluted earnings per share from continuing operations (in NOK) 1) 2)	2.10	2.00	2.50	0.20	0.90	1.40	1.90

Weighted average number of outstanding shares (million)	1,223	1,227	1,226	1,229	1,236	1,247	1,251

1)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
2)	Calulated using Income from continuing operations less net income attributable to minority interests.

“New” Hydro condensed combined balance sheets

	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar
NOK million, except number of shares	2007	2007	2007	2006	2006	2006	2006

Assets

Cash and cash equivalents	33,948	20,735	21,780	6,609	16,340	7,367	20,484

Short-term investments	2,197	6,273	14,981	15,020	12,698	12,669	3,850

Receivables and other current assets	20,864	21,862	23,209	21,648	26,297	25,739	25,842

Inventories	12,579	13,611	14,380	14,220	14,641	14,427	13,706

Assets held for sale	7,159	7,167	—	3,691	—	—	—

Total current assets	76,746	69,649	74,350	61,187	69,976	60,202	63,882

Property, plant and equipment	26,513	27,352	31,345	32,151	34,627	34,125	35,080

Other non-current assets	16,004	15,840	17,056	17,320	17,719	17,396	17,489

Total non-current assets	42,517	43,193	48,400	49,470	52,346	51,521	52,569

Total assets	119,263	112,842	122,751	110,657	122,322	111,723	116,451

Liabilities and equity

Bank loans and other interest-bearing short-term debt	2,153	2,227	2,502	2,509	2,294	2,725	2,930

Other current liabilities	21,434	21,569	22,389	22,765	23,073	22,927	19,482

Demerger debt	26,163	17,399	29,090	18,688	20,215	19,231	18,484

Liabilities included in disposal groups	1,838	1,956	—	1,011	—	—	—

Total current liabilities	51,588	43,150	53,980	44,973	45,582	44,883	40,896

Long-term debt	270	313	335	367	665	720	695

Other long-term liabilities	11,542	11,955	12,581	12,385	13,044	13,056	13,190

Deferred tax liabilities	2,630	2,754	3,375	2,803	3,716	2,746	3,451

Total non-current liabilities	14,441	15,022	16,291	15,556	17,425	16,521	17,336

Total liabilities	66,029	58,172	70,272	60,529	63,007	61,405	58,232

Equity attributable to equity holders of the parent	52,363	53,845	51,631	49,358	58,523	49,618	57,348

Minority interest	871	825	848	771	792	700	870

Total equity	53,234	54,669	52,479	50,128	59,315	50,318	58,219

Total liabilities and equity	119,263	112,842	122,751	110,657	122,322	111,723	116,451

Total number of outstanding shares (million)	1,209	1,227	1,226	1,226	1,231	1,240	1,251

Other information     37
“New” Hydro operating segment information

	Third	Second	First	Fourth	Third	Second	First
	quarter	quarter	quarter	quarter	quarter	quarter	quarter
NOK million	2007	2007	2007	2006	2006	2006	2006

Total revenue
Aluminium Metal	14,226	15,983	17,284	16,239	16,182	17,906	17,933

Aluminium Products	11,991	13,685	14,246	13,819	13,263	13,538	12,967

Energy	2,059	1,370	1,421	2,161	1,961	1,181	2,006

Corporate, other and eliminations	(6,212)	(5,724)	(7,046)	(8,626)	(7,363)	(7,135)	(6,860)

Total	22,064	25,314	25,905	23,593	24,044	25,489	26,046

External revenue
Aluminium Metal	9,665	10,614	11,294	10,482	9,912	11,606	11,602

Aluminium Products	11,946	13,612	14,190	13,740	13,205	13,476	12,910

Energy	125	562	(83)	(823)	737	(27)	1,119

Corporate, other and eliminations	230	253	256	(165)	188	371	417

Total	21,966	25,042	25,657	23,234	24,043	25,427	26,048

Share of the profit (loss) in equity accounted investments
Aluminium Metal	275	323	236	(12)	385	249	233

Aluminium Products	(3)	(8)	14	9	(224)	30	18

Energy	(8)	10	—	16	(1)	2	5

Corporate, other and eliminations	2	1	(1)	15	3	5	5

Total	265	326	248	27	163	285	260

Depreciation, amortization and impairment
Aluminium Metal	498	649	530	694	494	497	507

Aluminium Products	283	302	332	709	462	552	437

Energy	24	20	28	16	34	35	35

Corporate, other and eliminations	15	16	16	12	13	8	12

Total	820	988	906	1,431	1,002	1,092	991

Earnings before financial items and tax (EBIT)
Aluminium Metal	2,172	2,465	2,534	899	2,365	2,333	1,706

Aluminium Products	(247)	355	1,315	(481)	(435)	326	486

Energy	242	396	288	415	324	278	440

Corporate, other and eliminations	(128)	(57)	(310)	(1,427)	(107)	(173)	599

Total	2,039	3,159	3,827	(594)	2,147	2,763	3,232

Adjusted EBITDA
Aluminium Metal	2,679	3,124	3,074	1,603	2,868	2,841	2,223

Aluminium Products	50	671	1,661	242	281	892	938

Energy	271	419	316	432	360	314	476

Corporate, other and eliminations	(113)	(41)	(294)	(1,423)	(97)	(171)	611

Total	2,886	4,173	4,757	855	3,412	3,876	4,249

Investments1)
Aluminium Metal	930	635	583	993	504	505	514

Aluminium Products	149	76	90	552	241	227	232

Energy	91	(53)	132	117	17	2	3

Corporate, other and eliminations2)	135	196	68	193	240	93	93

Total	1,305	854	873	1,854	1,002	827	842

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in equity accounted investments.

2)	Including investments in Polymers activities reported as discontinued operations.

Additional information Aluminium Products

Total revenue

	Third quarter		01 .01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Rolled Products	6,021	5,875	19,486	17,079	23,132

Extrusion	4,821	5,207	15,788	15,680	20,402

Automotive	1,386	2,382	5,320	7,634	10,317

Other and eliminations	(236)	(202)	(671)	(624)	(263)

Total	11,991	13,263	39,922	39,768	53,588

External revenue

	Third quarter		01 .01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Rolled Products	5,919	5,842	19,124	16,958	22,951

Extrusion	4,728	5,042	15,453	15,114	20,200

Automotive	1,361	2,346	5,213	7,467	10,128

Other and eliminations	(62)	(25)	(43)	51	51

Total	11,946	13,205	39,748	39,591	53,331

Depreciation, amortization and impairment

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Rolled Products	116	125	364	374	651

Extrusion	103	123	341	499	630

Automotive	64	213	212	577	878

Total	283	462	917	1,451	2,159

Earnings before financial items and tax (EBIT)

	Third quarter		01.01 - 30.09		Year
NOK million	2007	2006	2007	2006	2006

Rolled Products	81	71	658	772	616

Extrusion	201	147	610	147	259

Automotive	(89)	(367)	644	(397)	(884)

Other and eliminations	(440)	(286)	(488)	(144)	(94)

Total	(247)	(435)	1,423	377	(104)

Use of non-GAAP financial measures
Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. Hydro’s non-GAAP financial measures are based on the IFRS financial statements with the adjustments discussed in this section.
Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity
Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.
The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”
“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.
“Net interest-bearing debt” is comprised of interest-bearing debt less cash and cash equivalents and short-term investments. Hydro’s interest-bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent, been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from changes in cash holdings over time.
“Net interest-bearing debt” is adjusted for the estimated effects of changes in the fair value of net pension liabilities. Under Hydro’ s elected accounting principles, this liability is not necessarily fully recognized in the balance sheet. Hydro also adjusts “Net interest-bearing debt” for liabilities relating to operating lease agreements. Both of the obligations described above are considered debt-like in nature and therefore affect Hydro’s ability to incur additional debt.

Other information     39
“Adjusted equity” consists of equity, including minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under IFRS. The adjustment is net of the expected income tax benefit. No adjustment to “Equity” is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.
The measurement of the adjusted net debt/equity ratio as described above is considered important to measure Hydro’ s financial position. Since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles in prior periods and the fair value of these liabilities, and because leases represent commitments affecting Hydro’ s financial capacity going forward, these adjustments add information value when measuring Hydro’ s financial position. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and we believe it helps management and investors to evaluate potential changes in credit rating.
Management makes regular use of the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing Hydro’ s financial statements prepared in accordance with IFRS. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments on periodic results, contractual obligations or necessary investments.
“Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the following table.
Management believes that the most directly comparable ratio calculated based on IFRS measures only is the “Debt/equity ratio.” However, this ratio measures gross interest-bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio.”
Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio,” gross debt and statements of cash flows in accordance with IFRS when evaluating Hydro’ s financial condition. Management carefully reviews the appropriateness of adjustments to the IFRS figures, and also makes regular use of measures calculated according to IFRS in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.

Adjusted net interest-bearing debt to equity

	30 September		31 December
NOK million	2007	2006	2006

Cash and cash equivalents	34,062	16,490	6,760

Short-term investments	2,198	12,699	15,020

Bank loans and other interest-bearing short-term debt	(2,339)	(3,103)	(3,213)

Current portion of long-term loans	(378)	(243)	(441)

Long-term debt	(17,112)	(20,653)	(19,619)

Net interest-bearing debt	16,431	5,190	(1,493)

Net Pension liability at fair value	(11,605)	(12,891)	(11,617)

Expected income tax benefit on pension liability (30%)	3,481	3,867	3,485

Operating leases commitments discounted at 6.9% 1)	(12,068)	(6,287)	(12,068)

Adjusted net interest-bearing debt	(3,760)	(10,121)	(21,693)

Total equity	(100,324)	(96,129)	(96,601)

Net pension liabilities not recognized without equity effect	(778)	—	(778)

Expected income tax benefit (liability) (30%)	233	—	233

Equity adjustment off balance sheet pension liabilities	(545)	—	(545)

Adjusted equity	(100,868)	(96,129)	(97,146)

Adjusted net interest-bearing debt to equity	0.04	0.11	0.22

1)	The discount rate for the operating lease commitments is 6.9%, reflecting Hydro’s average interest expense. This also corresponds to amended methodology used by major rating agencies for the purpose of credit rating.
The most directly comparable GAAP figure is considered to be “Debt/equity ratio”. However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt / Equity ratio	0.20	0.25	0.24

Hydro refers to “Underlying operating results” in describing its business performance for Aluminium Products. This measure excludes items like impairment charges, rationalization charges, gains and losses on sale of businesses and single assets, and other items that are of a special nature or are not expected to be incurred on an ongoing basis related to that business. In addition, the effects of unrealized gains and losses on LME contracts which are used for operational hedging purposes related to fixed price customer contracts, but where hedge accounting is not applied, are excluded from this measure. The table below sets out a reconciliation of “Underlying operation results” to EBIT for Aluminium Products and the sub segments within that segment.

Underlying operating results Aluminum Products

	Third	Second	Third	01.01	01.01
	quarter	quarter	quarter	-30.09	-30.09	Year
	2007	2007	2006	2007	2006	2006

Reported EBIT Rolled Products	81	234	71	658	772	616

Metal effect	(55)	(28)	(73)	66	425	265

Impairment losses	—	—	—	—	—	(150)

UK Pension Charges	—	—	—	—	(15)	(15)

Total adjusting elements	(55)	(28)	(73)	66	410	100

Underlying results Rolled Products	136	262	144	592	362	516

Reported EBIT Extrusion	201	164	147	610	147	259

Rationalization costs		(63)	(50)	(63)	(50)	(83)

Impairment losses	—	—	—	—	(118)	(136)

UK Pension Charges	—	—	—	—	(340)	(340)

Total adjusting elements	—	(63)	(50)	(63)	(508)	(559)

Underlying result Extrusion	201	227	197	673	655	818

Reported EBIT Automotive	(89)	(15)	(367)	644	(397)	(884)

Rationalization costs			(8)		(100)	(435)

Impairment losses	—	—	(286)	—	(286)	(372)

Divestments	(40)	(15)	—	636	—	—

UK Pension Charges	—	—	—	—	(25)	(25)

Total adjusting elements	(40)	(15)	(294)	636	(411)	(832)

Underlying result Automotive	(49)	—	(73)	8	14	(52)

Reported EBIT Products	(247)	355	(435)	1,423	377	(104)

Metal effect	(55)	(28)	(73)	66	425	265

Rationalization costs	—	(63)	(58)	(63)	(150)	(518)

Impairment losses	—	—	(286)	—	(404)	(658)

Divestments	(40)	(15)	—	636	—	—

UK Pension Charges	—	—	—	—	(380)	(380)

Net unrealized effects on LME contracts	(440)	(31)	(286)	(494)	(149)	(101)

Total adjusting elements	(535)	(137)	(703)	145	(658)	(1,392)

Underlying result Products	288	492	268	1,278	1,035	1,288

Other information     41
Return on average capital employed (RoaCE)
In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:
•	Return on average Capital Employed (RoaCE)

•	Earnings after tax

•	Capital Employed
Hydro’ s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, — for management and for investors -, of:
•	The rate of return on investments over time, in each of its capital intensive businesses

•	The operating results of its business segments
RoaCE is defined as “Earnings after tax” divided by average “Capital Employed.” “Earnings after tax” is defined as “Earnings before financial items and tax” less “Adjusted income tax expense.” Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense excludes the effects of items reported as “Financial income (expense), net”. “CapitalEmployed” is defined as “Shareholders’ Equity” including minority interest plus long-term and short-term interest-bearing debt less “Cash and cash equivalents” and “Short-term investments.” Capital
Employed can be derived by deducting “Cash and cash equivalents,” “Short-term investments” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets.” The two different approaches yield the same value.
Hydro believes that RoaCE facilitates benchmarking of Hydro with its peers. It is important to note, however, that RoaCE is, similar to all other financial metrics, influenced by a company’ s selection of acceptable accounting principles and applying different GAAPs which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.
RoaCE should not be construed as an alternative to Earnings before financial items and tax, Income before tax and Net income as an indicator of Hydro’s results of operations in accordance with IFRS. Hydro’s management make regular use of measures calculated according to IFRS in addition to non-GAAP financial measures described above when measuring financial performance.
Management believes that the most directly comparable ratio calculated based on IFRS measures only is the “Net income to capital employed ratio.” However, this ratio measures net income relative to capital employed, which includes interest bearing loans and investments, i.e. it does not measure changes in interest bearing loans and cash position, and is therefore not directly comparable with the non-GAAP measure “RoaCE.”

Return on average Capital Employed

2007
NOK million	01.01-30.09

Earnings before financial items and tax (EBIT)	41 ,426

Adjusted Income tax expense 1)	(26,775)

Earnings after tax	14,651

	30 September	31 December
NOK million	2007	2006

Current assets 2)	62,241	62,677

Property, plant and equipment	111,263	119,075

Other assets 3)	24,986	29,561

Other current liabilities	(64,576)	(59,936)

Other long-term liabilities4)	(50,021)	(53,281)

Capital Employed	83,893	98,095

Return on average Capital Employed (RoaCE)	16.1%

Net income to average Capital Employed	19.5%

1)	Tax from financial items, NOK 992 million excluded.
2)	Excluding cash and cash equivalent and short-term investments.
3)	Including deferred tax assets.
4)	Including provisions for pension and deferred tax liabilities.

*	Acting and not member of Corporate Management Board

Financial calendar

19 February 2008:	Fourth quarter results 2007
The quarterly results will be released at 07:30 hours GET. Hydro reserves the right to revise this date.
Cautionary note in relation to certain forward-looking statements
Certain statements contained in this announcement constitute “forward-looking information” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the “safe harbors” within these provisions, we are providing the following cautionary statement.
Certain statements included within this announcement contain (and oral communications made by us or on our behalf may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management’ s plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro’s markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by “expected”, “scheduled”, “targeted”, “planned”, “proposed”, “intended” or similar statements.
Although we believe that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause our actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to: our continued ability to reposition and restructure our upstream and downstream Aluminium business; changes in availability and cost of energy and raw materials; global supply and demand for aluminium and aluminium products; world economic growth, including rates of inflation and industrial production; changes in the relative value of currencies and the value of commodity contracts; trends in Hydro’s key markets and competition; and legislative, regulatory and political factors. For a detailed description of factors that could cause our results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under “Risk review — Risk factors” on page 134 of our Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.
No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Hydro is a Fortune Global 500 supplier of aluminium and aluminium products. Based in Norway, the company employs 25,000 people in more than 30 countries and has activities on all continents. Rooted in a century of experience in renewable energy production, technology development and progressive partnerships, Hydro is committed to strengthening the viability of the customers and communities we serve.

Hydro
Drammensveien 264
0240 Oslo
Norway

Tel: +47225381 00
Fax: +47 22 53 79 30
E-mail: corporate@hydro.com

www.hydro.com

Production: Hydro 3700348
Print: Kampen Grafisk
© Hydro 2007

SIGNATURES
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunt o duly authorized.
For and on behalf of
NORSK HYDRO ASA
/s/ John O. Ottestad
John O. Ottestad
Executive Vice President and Chief Financial O3cer
Oslo, 31 October 2007